SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)*

Precept Business Services, Inc. IRS Employer ID #75-2487353
--------------------------------------------------------------------

                                (NAME OF ISSUER)
          Class A Common Stock
--------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

PBSI-A-0419 through and including PSBT-A 0434
--------------------------------------------------------------------

                                 (CUSIP NUMBER)

Stephen A. DiMarco, 3019 Gardens Boulevard, Naples, Florida 34105
--------------------------------------------------------------------

 (NAME, ADDRESS,  AND TELEPHONE  NUMBER OF PERSON  AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 7, 1999
--------------------------------------------------------------------

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240-13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. PSBI-A 0419 through and including PSBI-A 0434
-----------------------------------------------------------------------------

 1) Names of Reporting Persons I.R.S. Identification No.s of Above Persons
                                                                (entities only)
       Stephen A. DiMarco        SS # ###-##-####
-----------------------------------------------------------------------------

 2) Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)    N/A
            -----------------------------------------------------------------

        (b)    N/A
            -----------------------------------------------------------------

 3) SEC Use Only
                 ------------------------------------------------------------

--------------------------------------------------------------------------------

 4) Source of Funds (See Instructions)
                                       --------------------------------------

 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
             --------------

 6) Citizenship or Place of Organization       United States of America
                                          ------------------------------------

    Number of     (7) Sole Voting Power  620,342
   Shares Bene-       --------------------------------------------------------
    ficially      (8) Shared Voting Power N/A
   Owned by           --------------------------------------------------------
  Each Report-    (9) Sole Dispositive Power 620,342
   ing Person         --------------------------------------------------------
   With          (10) Shared Dispositive Power N/A
                      --------------------------------------------------------
 11) Aggregate Amount Beneficially Owned by Each Reporting Person 620,342
                                                                  ------------

 12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
                       -----

 13) Percent of Class represented by Amount in Row (11)  7.4%
                                                        ----------------------

 14) Type of Reporting Person (See Instructions)  IN
                                                 ---------------------------

     -----------------------------------------------------------------------
     -----------------------------------------------------------------------
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     -----------------------------------------------------------------------
     -----------------------------------------------------------------------
     -----------------------------------------------------------------------
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Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons-- Furnish the full legal name of each person for whom the report is filed--i.e., each person required to sign the schedule itself--including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13-D" BELOW).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13-d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3) The 3rd row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making the purchases as required to be disclosed pursuant to Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary in row (4):

                                  SCHEDULE 13D




1.  SECURITY AND ISSUER

         Class A Common Stock

         Precept Business Services, Inc.
         1909 Woodall Rodgers Freeway, Suite 500
         Dallas, TX 75201

2.  IDENTITY AND BACKGROUND

         (a) Stephen A. DiMarco, SS ####-##-####
         (b) 3019 Gardens Boulevard
             Naples, Florida 34105
         (c) Director, President
             Precept Transportation of New England, Inc.
             1909 Woodall Rodgers Freeway, Suite 500
             Dallas, TC 75201
         (d) Not Applicable
         (e) Not Applicable
         (f) Citizen of the United States of America

3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Stephen A. DiMarco acquired the securities pursuant to an Agreement and Plan of Merger by and among Precept Business Services, Inc., Precept Transportation of New England, Inc., Ambassador Limousine Services, Inc., Ambassador Transportation Services, Inc. and Stephen A. DiMarco. Stephen A. DiMarco was the sole shareholder of Ambassador Limousine Services, Inc. and Ambassador Transportation Services, Inc. For purposes of the acquisition, the shares were valued at $6.21 per share, or $3,852,323.82 in the aggregate.

4.  PURPOSE OF TRANSACTION

         Acquisition of affiliated companies, as described in Item 3.

      Schedule 13D
      Precept Business Services, Inc.
      Stephen A. DiMarco
      November 19, 1999
      Page 2 of 5

5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  (i)   620,342 shares of Class  A  Common  Stock  owned  by  Stephen A.
                DiMarco

          (ii)  8,400,000  shares  of Class A  Common  Stock  outstanding

          (iii) DiMarco shares = 7.4%

          (iv)  Stock Certificates: Cusip Number         Number of Shares
                                   -------------         ----------------
                                    PBSI-A 0419                53,709
                                    PBSI-A 0420                75,000
                                    PBSI-A 0421                75,000
                                    PBSI-A 0422                75,000
                                    PBSI-A 0423                75,000
                                    PBSI-A 0424                50,000
                                    PBSI-A 0425                50,000
                                    PBSI-A 0426                50,000
                                    PBSI-A 0427                50,000
                                    PBSI-A 0428                10,000
                                    PBSI-A 0429                10,000
                                    PBSI-A 0430                10,000
                                    PBSI-A 0431                10,000
                                    PBSI-A 0432                10,000
                                    PBSI-A 0433                10,000
                                    PBSI-A 0434                 6,633
                                     TOTAL:                   620,342
                                     ======                   =======

     (b)  Sole power to vote: All Sole power to dispose: All

     (c)  None

     (d)  None

     (e)  Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Affiliate Agreement by and among Precept Business Services, Inc., Precept Transportation of New England, Inc., Ambassador Limousine Services, Inc., Ambassador Transportation Services, Inc. and Stephen A. DiMarco.

 Schedule 13D
 Precept Business Services, Inc.
 Stephen A. DiMarco
 November 19, 1999
 Page 3 of 5


7.   EXHIBITS

     (a) Agreement and Plan of Merger by and among Precept Business Services, Inc., Precept Transportation of New England, Inc., Ambassador Limousine Services, Inc., Ambassador Transportation Services, Inc. and Stephen A. DiMarco

     (b) Affiliate Agreement by and among Precept Business Services, Inc., Precept Transportation of New England, Inc., Ambassador Limousine Services, Inc., Ambassador Transportation Services, Inc. and Stephen
          A. DiMarco.


                                ----------------------------
                                Stephen A. DiMarco
                                President and Director
                                New England Transportation Services, Inc.

                                ------------
                                Date

                                     FORM TH

SECURITY AND ISSUER

     Class A Common Stock

     Precept Business  Services,  Inc.
     1909 Woodall Rodgers  Freeway,  Suite 500
     Dallas, TX 75201

IDENTITY AND BACKGROUND OF FILER

     Stephen A. DiMarco, SS ####-##-####
     3019 Gardens Boulevard
     Naples, Florida 34105
     Director, President
     Precept  Transportation of New England, Inc.
     1909 Woodall Rodgers Freeway, Suite 500
     Dallas, TC 75201

     Filed by: Updike, Kelly & Spellacy,  P.C.
               One State Street, P.O. Box 231277
               Hartford, CT 06123-1277
               Attn: Jane Harrison, Esq.

PART II TO FORM TH

     1. Updike, Kelly & Spellacy does not yet have EDGAR electronic filing capabilities. The firm is currently in the process of installing and learning how to use the EDGAR electronic filing software.

     2. Neither Updike, Kelly & Spellacy nor Stephen A. DiMarco has filed any documents electronically with the SEC.

     3. Updike, Kelly & Spellacy is currently has located an outside source to file the Form 13D electronically and will file the form electronically within six (6) business days of making this paper filing.

     IN ACCORDANCE WITH RULE 201 OF REGULATION S-T, THIS FORM 13D ID BEING FILED IN PAPER PURSUANT TO A TEMPORARY HARDSHIP EXEMPTION.

                                                                       EXHIBIT A


                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                        PRECEPT BUSINESS SERVICES, INC.,
                              A TEXAS CORPORATION,

                                       AND

                  PRECEPT TRANSPORTATION OF NEW ENGLAND, INC.,
                              A TEXAS CORPORATION,

                                       AND

                      AMBASSADOR LIMOUSINE SERVICES, INC.,
                           A CONNECTICUT CORPORATION,

                                       AND

                    AMBASSADOR TRANSPORTATION SERVICES, INC.,
                           A CONNECTICUT CORPORATION,

                                       AND

                               STEPHEN A. DIMARCO,
                                   SHAREHOLDER

                                TABLE OF CONTENTS

ARTICLE I.  DEFINITIONS...........................................................................................1

ARTICLE II.  THE MERGER, EFFECTIVE TIME, EXCHANGE AMOUNT..........................................................6

         2.1      The Merger......................................................................................6
         2.2      Effect of the Merger............................................................................6
         2.3      Consummation of the Merger......................................................................6
         2.4      Articles of Incorporation; Bylaws; Directors and Officers.......................................7
         2.5      Aggregate Merger Consideration; Conversion of Securities........................................7
         2.6      Contingent Merger Consideration.................................................................8
         2.7      Certain Changes in Stock Price After Closing...................................................10
         2.8      Registration of Precept Common Stock and Limitation on Shareholder Resales.....................11
         2.9      Excluded Assets................................................................................12
         2.10     Repayment of Shareholder Loans.................................................................13

ARTICLE III.  REPRESENTATIONS AND WARRANTIES OF THE COMPANIES AND THE SHAREHOLDER................................13

         3.1      Organization...................................................................................13
         3.2      Authority......................................................................................13
         3.3      Minute Books...................................................................................14
         3.4      Capitalization.................................................................................14
         3.5      Title to the Shares............................................................................14
         3.6      No Violation...................................................................................14
         3.7      Governmental Consents..........................................................................15
         3.8      Financial Statements...........................................................................15
         3.9      Capitalization.................................................................................15
         3.10     Absence of Undisclosed Liabilities.............................................................16
         3.11     Absence of Material Adverse Change.............................................................16
         3.12     Taxes..........................................................................................16
         3.13     Litigation.....................................................................................18
         3.14     Compliance with Laws and Regulations...........................................................18
         3.15     Permits........................................................................................18
         3.16     Employee Matters...............................................................................18
         3.17     Employee Benefit Plans.........................................................................19
         3.18     Title to Assets................................................................................21
         3.19     Condition of Properties........................................................................21
         3.20     Material Agreements............................................................................22
         3.21     Customers......................................................................................22
         3.22     Intellectual Property Rights...................................................................23
         3.23     Subsidiaries and Investments...................................................................23
         3.24     Competing Interests............................................................................23


         3.25     Illegal or Unauthorized Payments; Political Contributions, Antitrust...........................24
         3.26     Environmental Matters..........................................................................24
         3.27     Brokers........................................................................................24
         3.28     Insurance......................................................................................24
         3.29     Bank Accounts and Powers of Attorney...........................................................25
         3.30     Warranties.....................................................................................25
         3.31     Inventory......................................................................................25
         3.32     Affiliate Transactions.........................................................................25
         3.33     Reorganization Matters.........................................................................26
         3.34     Conduct of Business............................................................................26
         3.35     No Misrepresentations..........................................................................27

ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF PRECEPT AND MERGER SUB............................................27
         4.1      Organization...................................................................................27
         4.2      Authority......................................................................................27
         4.3      Capitalization.................................................................................28
         4.4      Precept Common Stock...........................................................................28
         4.5      No Violation...................................................................................28
         4.6      Governmental Consents..........................................................................28
         4.7      SEC Documents, Etc.............................................................................28
         4.8      Finders' Fees..................................................................................29
         4.9      Reorganization Matters.........................................................................29
         4.10     Transferability................................................................................29
         4.11     Breach of Representations and Warranties.......................................................30

ARTICLE V.  ADDITIONAL COVENANTS AND AGREEMENTS..................................................................31

         5.1      Information for Filings........................................................................31
         5.2      Publicity......................................................................................31
         5.3      Release by the Shareholder.....................................................................31
         5.4      Covenants Relating to Taxes....................................................................31
         5.5      Tax Treatment..................................................................................32
         5.6      Employment Contracts...........................................................................32
         5.7      Additional Acquisitions in New England.........................................................33
         5.8      Bonuses Payable in Stock.......................................................................33
         5.9      Commissions on New National Accounts...........................................................34
         5.10     Shareholder Guaranties.........................................................................34
         5.11     Closing Deliveries from the Companies and the Shareholder......................................34
         5.12     Closing Deliveries from Precept and Merger Sub.................................................36
         5.13     Closing Cash Balances Reconciliation...........................................................37

ARTICLE VI.  INDEMNIFICATION; ESCROW.............................................................................38

         6.1      Indemnification of Merger Sub and Precept......................................................38
         6.2      Indemnification of Companies and the Shareholder...............................................39
         6.3      Notification of Claim..........................................................................39
         6.4      Defense and Settlement of Claims...............................................................40
         6.5      Survival.......................................................................................40
         6.6      Offset.........................................................................................41
         6.7      Escrow.........................................................................................41
         6.8      No Claims by the Shareholder Against the Companies.............................................42

ARTICLE VII.  MISCELLANEOUS......................................................................................44

         7.1      Notices........................................................................................44
         7.2      Expenses.......................................................................................45
         7.3      Further Assurances.  ..........................................................................45
         7.4      Assignment.....................................................................................45
         7.5      Entire Agreement...............................................................................45
         7.6      Severability...................................................................................45
         7.7      Governing Law.  ...............................................................................46
         7.8      Interpretation.................................................................................46
         7.9      Counterparts; Facsimile Signatures.............................................................46
         7.10     Headings.  ....................................................................................46
         7.11     Construction.  ................................................................................46
         7.12     Adjustment of Merger Consideration, Make-Whole Shares, etc.....................................46
         7.13     Arbitration ...................................................................................46


                          AGREEMENT AND PLAN OF MERGER

         This AGREEMENT AND PLAN OF MERGER (this "AGREEMENT") is made and entered into as of the 13th day of May, 1999, by and among PRECEPT BUSINESS SERVICES, INC., a Texas corporation ("PRECEPT"), and PRECEPT TRANSPORTATION OF NEW ENGLAND, INC., a Texas corporation (the "MERGER SUB"), on the one hand, and AMBASSADOR LIMOUSINE SERVICES, INC., a Connecticut corporation (the "ALS"), AMBASSADOR TRANSPORTATION SERVICES, INC., a Connecticut corporation ("ATS"), and STEPHEN A. DIMARCO ("DIMARCO" or the "SHAREHOLDER"), on the other.

                                    RECITALS:

         WHEREAS, the respective Boards of Directors of Merger Sub, ALS and ATS have each approved the merger of ALS and ATS, consecutively, with and into Merger Sub (the "MERGERS") in accordance with the provisions of Connecticut statutes (the "CONNECTICUT LAW") and the Texas Business Corporation Act (the "TEXAS LAW") and the provisions of this Agreement. The Boards of Directors of Merger Sub, ALS and ATS have directed that the Mergers be submitted for approval by their respective stockholders;

         WHEREAS, it is intended for federal income tax purposes that the Mergers qualify as reorganizations within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "CODE").

         NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I.
                                   DEFINITIONS

         1.1 DEFINITIONS. As used in this Agreement, the following terms shall have the meanings set forth below or in the section of this Agreement referenced below:

         "10-K DATE" is defined in Section 4.9.

         "ACCOUNTS RECEIVABLE" is defined in Section 3.9.

         "ACTUAL SALES PRICE" is defined in Section 2.7.

         "AFFILIATE" shall mean any director, officer, employee or shareholder of any Person, or member of the family of any such Person, or any corporation, partnership, trust or other entity in which any such Person, or any member of the family of any such Person, has a substantial interest or is an officer, director, trustee, partner or holder of more than five percent (5%) of the outstanding capital stock thereof.

         "AGREEMENT" shall mean this Agreement and Plan of Reorganization.

         "ALS LATEST BALANCE SHEET" is defined in Section 3.8.

         "ALS LATEST INCOME STATEMENT" is defined in Section 3.8.

         "ATS LATEST BALANCE SHEET" is defined in Section 3.8.

         "ATS LATEST INCOME STATEMENT" is defined in Section 3.8.

         "CERTIFICATE" is defined in Section 2.5(c).

         "CERCLA" is defined in Section 1.1 under "Environmental Laws."

         "CLAIM" is defined in Section 7.3

         "CLOSING" is defined in Section 2.3.

         "CLOSING DATE" is defined in Section 2.3.

         "CODE" is defined in the Recitals.

         "COMPANIES" shall mean, unless otherwise specifically noted, ALS and ATS, collectively.

         "CONNECTICUT LAW" is defined in the Recitals.

         "CONSTITUENT CORPORATIONS" is defined in Section 2.1.

         "COVERAGE PERIOD" is defined in Section 2.7.

         "COVERED SALE" is defined in Section 2.7.

         "DIMARCO" shall mean Stephen A. DiMarco.

         "DISCLOSURE  SCHEDULE"  is defined in the  introductory  paragraph  to
          ARTICLE III.

         "EARN-OUT PAYMENTS" is defined in Section 2.6.

         "EFFECTIVE DATE" is defined in Section 2.3.

         "EFFECTIVE TIME" is defined in Section 2.3.

         "EMPLOYMENT AGREEMENTS" is defined in Section 5.6.

         "EMPLOYEE BENEFIT PLANS" is defined in Section 3.17(c).

         "ENVIRONMENTAL LAWS" shall mean any and all laws, statutes, ordinances, rules, regulations, or orders of any Governmental Body pertaining to health or the environment currently in effect in any and all jurisdictions in which the Companies own property or conduct business, including without limitation, the Clean Air Act, as amended, the Comprehensive Environmental, Response, Compensation, and Liability Act of 1980 ("CERCLA), as amended, the Federal Water Pollution Control Act, as amended, the Occupational Safety and Health Act of 1970, as amended, the Resource Conservation and Recovery Act of 1976 ("RCRA"), as amended, the Safe Drinking Water Act, as amended, the Toxic Substances Control Act, as amended, the Hazardous & Solid Waste Amendments Act of 1984, as amended, the Superfund Amendments and Reauthorization Act of 1986, as amended, the Hazardous Materials Transportation Act, as amended, the Oil Pollution Act of 1990, any state laws implementing the foregoing federal laws, and all other environmental conservation or protection laws. For purposes of this Agreement, the terms "hazardous substance" and "release" have the meanings specified in CERCLA and RCRA, and the term "disposal" has the meaning specified in RCRA; provided, however, that to the extent the laws of the state in which the property is located establish a meaning for "hazardous substance," "release," or "disposal" that is broader than that specified in either CERCLA or RCRA, such broader meaning will apply.

         "ERISA" is defined in Section 3.17(a).

         "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

         "FINANCIAL STATEMENTS" is defined in Section 3.8.

         "GAAP"  shall  mean  United  States   generally   accepted   accounting
principles as may be modified from time to time.

         "GOVERNMENTAL BODY" is defined in Section 3.7.

         "INDEMNIFIED PARTY" is defined in Section 6.3.

         "INDEMNIFYING PARTY" is defined in Section 6.3.

         "INTELLECTUAL PROPERTY" is defined in Section 3.22.

         "KNOWLEDGE" shall mean, (i) when used with respect to the Companies and the Shareholder, actual knowledge of the Companies, the Shareholder, officers, directors and key employees which the Companies, the Shareholder, officers, directors and key employees shall obtain after each such party has conducted a reasonable investigation and familiarized itself and themselves with the representations and warranties contained in this Agreement; provided, that, the Companies and the Shareholder shall take reasonable efforts to ensure that the Companies' officers, directors and key employees have conducted such investigations and familiarized themselves with the representations and warranties contained in this Agreement, and (ii) when used with respect to Precept and Merger Sub, "knowledge" shall mean actual knowledge of such company, its officers and directors which

Precept, Merger Sub, its officers and directors shall obtain after each such party has conducted a reasonable investigation and familiarized itself and themselves with the representations and warranties contained in this Agreement; provided, that, Precept and Merger Sub shall take reasonable efforts to ensure that the Companies' officers and directors have conducted such investigations and familiarized themselves with the representations and warranties contained in this Agreement.

         "LATEST BALANCE SHEETS" is defined in Section 3.8.

         "LATEST INCOME STATEMENTS" is defined in Section 3.8.

         "LIABILITIES" is defined in Section 3.10.

         "LIEN" is defined in Section 3.5.

         "LOSSES" is defined in Section 6.1.

         "MAKE-WHOLE SHARES" is defined in Section 2.7.

         "MATERIAL ADVERSE EFFECT" shall mean a material adverse effect on business, operations and assets of either of the Companies.

         "MATERIAL AGREEMENTS" is defined in Section 3.20.

         "MERGERS" is defined in the Recitals.

         "MERGER CONSIDERATION" is defined in Section 2.5.

         "MERGER SUB" shall mean Precept Transportation of New England, Inc., a Texas corporation.

         "PENSION PLANS" is defined in Section 3.17(1).

         "PERMITS" is defined in Section 3.15.

         "PERSON" is defined in Section 3.13.

         "PLANS" is defined in Section 3.17(5).

         "PRE-TAX EARNINGS" is defined in Section 2.6.

          "PRECEPT"  shall  mean  Precept  Business  Services,   Inc.,  a  Texas
corporation.

         "PRECEPT COMMON STOCK" is defined in Section 2.5(a).

         "PRECEPT PARTY" is defined in Section 6.1.

         "RCRA" is defined in Section 1.1 under "Environmental Laws."

         "REFERENCE PRICE" is defined in Section 2.7.

         "REGISTERED INTELLECTUAL PROPERTY" is defined in Section 3.22.

         "RIEDEL" shall mean Judy Riedel.

         "SAGARINO" shall mean Don Sagarino.

         "S-4 REGISTRATION STATEMENT" is defined in Section 4.6.

         "SEC" shall mean the Securities and Exchange Commission.

         "SECURITIES ACT" is defined in Section 2.8.

         "SHAREHOLDER"  is defined  in  the  introductory  paragraph  to    this
Agreement.

         "SHARES" is defined in Section 2.5.

         "SURVIVING CORPORATION" is defined in Section 2.1.

         "TAXES" means all taxes, fees, assessments, levies, duties and similar charges imposed by any federal, state, local or foreign governmental authority, together with all interest, penalties, fines and other additions imposed in respect thereof; including, without limitation, all income, gains, real property gains, profits, gross receipts, payroll, employment, social security (and similar), disability, health, hospitalization, unemployment compensation, worker's compensation, Pension Benefit Guaranty Corporation, severance, windfall profits, environmental, license, occupation, customs, imposts, capital stock, franchise, ad valorem, excise, sales, use, transfer, registration, value added, alternative minimum, add-on minimum, successor, withholding and estimated taxes or other charges.

         "TAX   RETURNS"   shall  mean  all   original   and  amended   returns,
declarations, certifications, statements, notices, elections, estimates, reports, claims for refund and information returns relating to or required to be filed or maintained in connection with any Tax, together with all schedules and attachments thereto.

         "TEXAS LAW" is defined in the Recitals.

         "TRADING DAY" shall mean each day on which there is active trading on NASDAQ (or other applicable exchange or quotation system) and on which the Precept Common Stock is so traded.

          "TRANSACTION" means the mergers and other transactions contemplated by this Agreement.

         "TRANSACTION DOCUMENTS" is defined in Section 3.2.

         "TRIGGER PRICE" is defined in Section 2.7.

         "WELFARE BENEFIT PLANS" is defined in Section 3.17(b).


                                   ARTICLE II.
                  THE MERGERS, EFFECTIVE TIME, EXCHANGE AMOUNT

         2.1 THE MERGERS. At the Effective Time, in accordance with this Agreement, the Connecticut Law and the Texas Law, ALS and ATS shall be merged with and into Merger Sub, the separate existence of ALS and ATS shall cease, and Merger Sub shall continue as the surviving corporation. Merger Sub is hereinafter sometimes referred to as the "Surviving Corporation." Merger Sub and ALS and ATS are hereinafter collectively referred to as the "Constituent Corporations," and each individually, a "Constituent Corporation."

         2.2 EFFECT OF THE MERGERS. When the Mergers have been effected, the Surviving Corporation shall thereupon and thereafter possess all of the public and private rights, privileges, powers and franchises and be subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all and each of the rights, privileges, powers and franchises of each of the Constituent Corporations and all property, real, personal and mixed, and all debts due to either of the Constituent Corporations on whatever account, as well for stock subscriptions as all other things in action or belonging to each of such corporations shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of the respective Constituent Corporations, and the title to any real estate vested by deed or otherwise, in any of such Constituent Corporations, shall not revert or be in any way impaired by reason of the Mergers; but all rights of creditors and all liens upon any property of any of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the respective Constituent Corporations shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

         2.3 CONSUMMATION OF THE MERGERS. The parties hereto will cause the Mergers to be consummated by filing with the Secretary of State of Connecticut articles of merger in such form as required by, and executed in accordance with, the relevant provisions of the Connecticut Law, and by filing with the Secretary of State of Texas articles of merger in such form as required by, and executed in accordance with, the relevant provisions of the Texas Law (the latest of (i) the later of the time of such filings, (ii) the issuance of a certificate of merger by the Secretary of State of Texas and (iii) the effective time set forth in such filings being the "EFFECTIVE TIME" and the date of the Effective Time being the "EFFECTIVE DATE"). Notwithstanding the foregoing, the closing of the Mergers contemplated by this Agreement (the "CLOSING") will take place at the offices of the Companies' legal counsel, on May 13, 1999 (the "CLOSING DATE"), or at such other place and on such other date as the parties may agree.

         2.4 ARTICLES OF INCORPORATION; BYLAWS; DIRECTORS AND OFFICERS. The Articles of Incorporation and Bylaws of the Surviving Corporation shall be the Articles of Incorporation and Bylaws of Merger Sub as in effect immediately prior to the Effective Time. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and bylaws and the Texas Law. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and bylaws and the Texas Law.

         2.5 AGGREGATE MERGER CONSIDERATION; CONVERSION OF SECURITIES. The aggregate consideration to be received at the Closing by the Shareholder with respect to the shares (the "SHARES") of common stock, no par value, of ALS and ATS in connection with the Mergers (upon conversion of the Shares as set forth below) shall be $5,867,772, payable as follows (collectively, the "MERGER CONSIDERATION"):

          (i) $2,017,772 of the Merger Consideration, payable in the form of cash; and

          (ii) 620,342 shares of validly issued, fully paid and non-assessable shares of Class A Common Stock, par value $0.01 per share, of Precept (the "PRECEPT COMMON STOCK").

Of the Merger Consideration, the parties have agreed that $5,754,172 shall be allocated to the Merger with ALS and $113,600 shall be allocated to the Merger with ATS.

For purposes of calculating the per share price with respect to the Merger Consideration, the parties have agreed to split the 10 day average per share price of $6.20625 based on a closing date of May 13, 1999 (6.325) and a funding date of May 14, 1999 (6.0875).

         At the Effective Time, by virtue of the Mergers and without any action on the part of Precept, Merger Sub, the Companies or the Shareholder:

                  (1) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in treasury of ALS or ATS) shall be canceled and retired and be converted into the right to receive an equal portion of the total Merger Consideration, payable to the Shareholder.

                  (2) Each Share which is issued and outstanding immediately prior to the Effective Time and which is held in the treasury of ALS or ATS shall be canceled and retired, and no payment shall be made with respect thereto.

                  (3) As a result of the Mergers and without action on the part of the holder thereof, all Shares shall cease to be outstanding and shall be canceled and returned and shall cease to exist, and each holder of a certificate (a "CERTIFICATE") formerly representing any

         Shares shall thereafter cease to have any rights with respect to such Shares, except the right to receive, without interest, a pro-rata portion of the Merger Consideration in accordance with Section 2.5 upon the surrender of such Certificates.

                  (4) No fractional shares of Precept Common Stock shall be issued in connection with the Mergers. In lieu thereof, one additional share of Precept Common Stock will be issued for any fractional share that would have otherwise been issued.


UNTIL REGISTRATION OF THE PRECEPT COMMON STOCK ISSUED HEREUNDER, PRECEPT COMMON STOCK ISSUED MAY NOT BE SOLD OR TRANSFERRED BY A PURCHASER IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR, IF REQUIRED BY THE COMPANY OR THE TRANSFER AGENT, AN OPINION OF COUNSEL ACCEPTABLE TO COMPANY OR TRANSFER AGENT THAT SUCH REGISTRATION IS NOT REQUIRED AS A RESULT OF AN APPLICABLE EXEMPTION. A LEGEND EVIDENCING THESE RESTRICTIONS WILL BE PLACED ON THE CERTIFICATES EVIDENCING THE PRECEPT COMMON STOCK, SUCH
LEGEND TO BE REMOVED FROM THE CERTIFICATES TO BE ISSUED HEREUNDER WHEN THE PRECEPT COMMON STOCK BECOMES REGISTERED HEREUNDER.

         2.6 CONTINGENT MERGER CONSIDERATION. In addition to the Merger Consideration to be delivered to the Shareholder, Precept shall deliver to the Shareholder post-Closing earn-out payments (the "EARN-OUT PAYMENTS"), constituting additional consideration for the Mergers and not compensation under the Shareholder's Employment Agreement, calculated as follows:

         (1) Thirty percent (30%) of the amount by which the Pre-Tax Earnings of the Surviving Corporation for the one-year period from the Closing Date through May 12, 2000, exceed $1,050,000; and

         (2) Thirty percent (30%) of the amount by which the Pre-Tax Earnings of the Surviving Corporation for the one-year period from May 13, 2000, through May 12, 2001, exceed $1,155,000; and

         (3) Thirty percent (30%) of the amount by which the Pre-Tax Earnings of the Surviving Corporation for the one-year period from May 13, 2001, through May 12, 2002, exceed $1,270,500.

As used in this Section 2.6, "PRE-TAX EARNINGS" shall mean the earnings before federal, state and local income taxes, and before the Earn-Out Payments calculated in this Section, determined in accordance with GAAP applied consistently with Precept's and its Affiliates' practices throughout their respective operations; provided, however, that the determination of Pre-Tax Earnings shall not include (a) any general corporate overhead charge (as opposed to specific corporate overhead charges to pay or reimburse Precept or any of Precept's Affiliates for the actual cost of personnel, travel, accounting, legal, professional services, computer services, insurance and other similar charges incurred or paid on behalf of the Surviving Corporation) or management or other fee of Precept or any Affiliate of Precept; or (b) any earnings or expense attributable to any company or business acquired by or transferred to the Surviving Corporation (each, an "ACQUIRED ENTITY") other than ALS and ATS, including any expense of any earn-out payments or other compensation or benefits payable by the Surviving Corporation to any stockholder, director, officer or employee of any Acquired Entity. The Earn-Out Payments shall be calculated based on the existing operations of ALS and ATS treated as an independent profit center, without considering the effect of concurrent or future acquisitions that may be transferred to or become part of the Surviving Corporation's operations.

         Each Earn-Out Payment shall be made annually within forty-five (45) days after the end of the period to which such payment relates. Each Earn-Out Payment shall be accompanied by supporting documentation and financial statements. The Earn-Out Payments shall be paid in shares of Precept Common Stock, valued for such purpose at the average closing price of the Precept Common Stock as reported on NASDAQ (or, in the event that such shares are not traded on NASDAQ, on such other applicable exchange or market system) for the last ten (10) consecutive Trading Days of the applicable period. Any Earn-Out Payment not paid within ten days of its due date shall accrue interest from its due date to the date paid at the annual rate of twelve percent (12%).

         During the three-year earn-out period described above, Precept shall use all reasonably prudent efforts to maintain the business and operations of the Companies as in effect on the Closing Date (provided that it is contemplated by all parties that Precept will effect additional acquisitions of transportation businesses through the Surviving Corporation) and shall not, without the consent of the Shareholder, which shall not be unreasonably withheld or delayed, take any action intended to (i) reduce the Earn-Out Payments in any material respect or (ii) circumvent, directly or indirectly, its obligations under this Section 2.6.

         In the event the Shareholder disputes Precept's determination of any Earn-Out Payment, the Shareholder shall notify Precept of such dispute within thirty (30) days of receipt of notification of the amount thereof. For a period of thirty (30) days after such notification, Precept shall provide the Shareholder with reasonable access to its relevant books and records, and the parties agree to negotiate in good faith to resolve such dispute. In the event the parties are unable to resolve their dispute within thirty (30) days, Precept shall provide reasonable access to its relevant books and records to an independent public accounting firm mutually agreed upon by Precept and the Shareholder for the purpose of auditing Precept's determination of such Earn-Out Payment. The determination of such independent accounting firm shall be conclusive and binding upon all parties hereto. The independent accounting firm shall be instructed by both parties to give effect, to the extent possible, to all provisions of this Section 2.6 in auditing and calculating the Earn-Out Payment. All costs of such audit shall be the responsibility of the Shareholder unless the independent accounting firm determines that the amount of any additional Earn-Out Payment due is more than seven and one-half percent (7-1/2%) of the Earn-Out Payment as calculated by Precept, and in such case Precept shall bear all expenses associated with said audit and shall reimburse the Shareholder for any such expenses already paid.

          The maximum aggregate number of shares to be issued for the Earn-Out Payments shall not exceed 500,000. From and after Closing, the parties shall take such other actions and do such other things as each shall reasonably request of the other in writing to cause the Transaction to comply with the requirements of Revenue Procedure 84-42, 1984-1 C.B. 521. In addition, the Shareholder's right to receive Earn-Out Payments shall in no event be assignable by him, in whole or in part.

         2.7 CERTAIN CHANGES IN STOCK PRICE AFTER CLOSING. IN the event that during the period starting at the Effective Time and ending one (1) year following the later of (i) Effective Time or (ii) the date the appropriate transfer agent delivers to Shareholder certificates evidencing (by removal of legends or otherwise) that the shares issued to Shareholder under this Agreement have been registered with the SEC (the "COVERAGE PERIOD"), the price per share of Precept Common Stock as traded on the NASDAQ small capitalization market (or, in the event that such shares are not traded on NASDAQ, the highest closing price per share on any other applicable exchange or market system) shall close at a price equal to or less than $4.65468 (the "TRIGGER PRICE")(being seventy-five percent (75%) of the price used to determine the number of shares of Precept Common Stock issued in the Merger Consideration), such Trigger Price adjusted for stock splits and similar transactions as set forth in Section 7.13 below, for a period of ten (10) or more consecutive Trading Days, and if within sixty (60) business days after any occasion on which such condition has been satisfied (but in any event within the Coverage Period), the Shareholder shall sell any of his Precept Common Stock issued to him or her under this Agreement at a loss (hereinafter called a "COVERED SALE"), then as soon as practical after receipt of notice of such Covered Sale and the price per share thereof (the "ACTUAL SALES PRICE"), together with evidence of the terms of such Covered Sale as Precept shall reasonably request, Precept shall issue and deliver to the Shareholder a number of additional shares of Precept Common Stock (the "MAKE-WHOLE SHARES") equal to:

     (1) $4.65468 minus Actual Sales Price;

     (2) the number of shares so sold by the Shareholder in the Covered Sale, divided by;

     (3) the average closing price for Precept Common Stock as traded on the NASDAQ small capitalization market (or, in the event that such shares are not traded on NASDAQ, the highest closing price per share on any other applicable exchange or market system) over the over the most recent ten (10) consecutive Trading Days prior to the date of the Covered Sale (such average closing price hereinafter called the "REFERENCE PRICE").

Shareholder shall have no right or option to "reload" the Make-Whole Shares; that is, any Make-Whole Shares shall not themselves be qualified for protection in Covered Sales under this Section 2.7.

         By way of example of the operation of this Section 2.7, if a Covered Sale takes place during the Coverage Period (and it shall always be a condition that any Covered Sale take place during the Coverage Period), if the Actual Sales Price realized in such Covered Sale is $3.00, and if the Reference Price applicable to such Covered Sale is $4.00, then Precept shall issue to the Shareholder 2,068 Make-Whole Shares, calculated as follows:

                   ($4.65468 - $3.00) x 5,000]/$4.00 = 2,068.

         2.8 REGISTRATION OF PRECEPT COMMON STOCK; AND LIMITATION ON SHAREHOLDER RESALES. At the Closing, Precept shall issue to Shareholder unregistered shares of Precept Class A Common Stock, with appropriate legend restrictions. Thereafter, Precept shall register all shares of Precept Common Stock issued hereunder and under Shareholder's Employment Agreement on an appropriate form of Registration Statement, to be filed initially with the Securities and Exchange Commission as soon as practicable, but in any event by June 15, 1999. As soon as practicable after the effectiveness of the applicable Registration Statement, Precept shall use its best efforts to assist Shareholder in having all applicable legend certificates removed from his certificates for all shares of Precept Common Stock issued at Closing. Shareholder hereby covenants and agrees that he will not unreasonably delay or withhold delivery of his certificates to transfer agent. From and after Closing and as long as transfer of the Precept Common Stock is restricted under SEC Rules 144 or 145, Precept shall take all actions necessary to maintain its status as a reporting company under the Exchange Act and shall maintain its filings with the SEC (including all filings under Sections 13 and 15(d) of the Exchange Act) so as to satisfy the public information requirements of SEC Rule 144.

         Precept agrees that until the Shareholder has sold all of his Precept Common Stock issued under this Agreement or until all such shares may be sold under SEC Rule 144(k) without restriction, Precept shall:

                  (a) prepare and file with the SEC such amendments and supplements to the S-4 Registration Statement and the prospectus used in connection therewith as may be necessary to keep the S-4 Registration Statement effective and to comply with the provisions of the Securities Act of 1933, as amended (the "SECURITIES ACT"), with respect to the sale or other disposition of all Precept Common Stock of the Shareholder covered by the S-4 Registration Statement; and

                  (b) furnish to the Shareholder on written request of the Shareholder such number of copies of a summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Shareholder may reasonably request in order to facilitate the public sale or other disposition of all Precept Common Stock of the Shareholder.

If at any time after June 12, 1999, Shareholder has not received certificates for his shares of Precept Common Stock issued to him hereunder evidencing (by removal of legends or otherwise) that the SEC Registration Statement for the Precept Common Stock acquired under this Agreement has become effective as to the Precept Common Stock held by Shareholder, and if at such time the Shareholder desires to sell certain shares of the Precept Common Stock acquired under the terms of this Agreement, Precept agrees to repurchase such Precept Common Stock from Shareholder, up to a maximum of 79,000 shares of Precept's Common A Stock during any consecutive ninety (90) day period, on the following terms and conditions:

          (a) If Shareholder desires to sell any of such Precept Common Stock, Shareholder will transmit to Ronald P. Sorci by facsimile (or any other officer of Precept designated by Precept for this purpose), a written demand for immediate purchase of such shares, the offer price for such shares and the number of shares that Shareholder desires to sell to Precept. As a condition to such demand, Shareholder shall confirm that he has on deposit sufficient shares to close such sale with a nationally recognized or regional brokerage or other financial institution. Absent manifest error, the last offer price of such shares at the time shown by the time stamp of confirmation of receipt of such facsimile shall control the sales price of such shares, and the sale of such shares shall be absolute, unconditional, irrevocable and effective immediately, without condition other than subject to settlement within three (3) business days as follows:

          (b) By the close of the next business day following Precept's receipt of a demand for sale, Precept shall confirm the number of shares subject to the sale and the price per share thereof in writing by facsimile to Shareholder and to the brokerage or financial institution holding the certificates. Contemporaneously with such confirmations, Precept shall wire transfer to Shareholder funds in the amount of the purchase price for such shares. Shareholder shall cause the agent to deliver the certificate(s) for the shares so sold to the transfer agent for Precept Common Stock, endorsed and in proper form for transfer, by a nationally recognized overnight courier, proof of delivery required, on or before the next business day following the receipt of such wire transfer by Shareholder.

It is expressly provided, however, that Precept shall never be required to repurchase more than $500,000 in total value of Precept Common Stock under these repurchase and put provisions. The rights of Shareholder to put shares to Precept hereunder shall not be cumulative, however, and to the extent that any put right is not exercised, it shall lapse. The rights of Shareholder to require Precept to repurchase Precept Common Stock under the terms of these provisions shall lapse on the earlier of (i) May 13, 2000, or (ii) the date that Shareholder receives certificates for the shares of Precept Common Stock issued hereunder evidencing (by removal of legends or otherwise) that the SEC Registration Statement for the Precept Common Stock issued under this Agreement has become effective. Shareholder shall surrender the certificates evidencing his shares issued to the transfer agent for the Precept's Common Stock immediately on receipt of notice that the registration statement for Shareholder's shares has become effective, and Precept shall not be obligated to repurchase shares if Shareholder shall delay in surrendering his certificates. Otherwise, up to the date of lapse, Precept shall repurchase shares not to exceed 79,000 shares during any consecutive ninety (90) day period.

During the one year period following the Closing, the Shareholder hereby covenants and agrees that he shall not sell more than 155,000 shares in any consecutive ninety (90) day period.

         2.9 EXCLUDED ASSETS. Notwithstanding the foregoing, the life insurance policies held by the Companies on the life of DiMarco and his wife, Lisa DiMarco, if any, shall as soon as practicable after Closing, be transferred to DiMarco or at his direction without any effect on the Merger Consideration, and appropriate income tax shall be timely and properly paid on such transfer by the Shareholder to the Internal Revenue Service and, if applicable, to any state or local taxing authority.

         2.10 REPAYMENT OF SHAREHOLDER LOANS. At Closing Shareholder shall repay to the Companies in full the amount of the loan accounts due from Shareholder to the Companies, such loans in the aggregate amount of $392,772.00. On receipt of such payments, the Surviving Corporation shall issue to Shareholder such acknowledgment of repayment as Shareholder shall reasonably request. The Shareholder, through its legal counsel, Updike, Kelly & Spellacy, P.C., shall wire such loan repayments directly to Merger Sub within twenty-four hours after Closing.

                                  ARTICLE III.
                         REPRESENTATIONS AND WARRANTIES
                      OF THE COMPANIES AND THE SHAREHOLDER

         The Companies (until the Closing) and the Shareholder hereby represent and warrant to Precept and Merger Sub that the statements contained in this
Article III are true, correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III), except as set forth in the Disclosure Schedule attached hereto and delivered by the Shareholder to Precept and Merger Sub on the date hereof (the "DISCLOSURE SCHEDULE"). The mere listing of a document or other item in the Disclosure Schedule shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of a document or other item itself) and all such exceptions shall be reasonably specific and detailed. In lieu of setting forth details of any matter in the Disclosure Schedule, the Companies and Shareholder may make effective disclosure by including copies of documentation specifically setting forth such details in the Disclosure Schedule. The Disclosure Schedule will be arranged in sections corresponding to the lettered and numbered sections contained in this Article III.

         3.1 ORGANIZATION. Each of ALS and ATS is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut and has full corporate power to own its properties and to conduct its business as presently conducted. Each of ALS and ATS is duly authorized, qualified or licensed to do business and is in good standing as a foreign corporation in each state or other jurisdiction in which its assets are located or in which its business or operations as presently conducted make such qualification necessary; such jurisdictions are listed in SECTION 3.1 OF THE DISCLOSURE SCHEDULE.

         3.2 AUTHORITY. The Companies have all requisite corporate power and authority, and the Shareholder has all requisite power and authority, to execute, deliver and perform under this Agreement and, where applicable, other instruments, agreements or documents to be delivered pursuant to this Agreement (collectively, the "TRANSACTION DOCUMENTS"). The execution, delivery and performance of the Transaction Documents by the Companies and the Shareholder, as the case may be, have been duly authorized by all necessary action, corporate or otherwise, on the part of the Companies and the Shareholder. This Agreement has been, and the other Transaction Documents at Closing will be, duly executed and delivered by the Companies and the Shareholder and, where applicable, each of the Transaction Documents will be legal, valid and binding agreements of the Companies and the Shareholder, respectively, enforceable against each of them in accordance with their respective terms, except (a) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (b) as may be limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

         3.3 MINUTE BOOKS. The Companies have delivered to Merger Sub true, correct and complete copies of the Companies' charters, articles of organization, bylaws, minute books, stock certificate books and stock record books. The minute books of the Companies contain minutes or consents reflecting all actions taken by the directors (including any committees) and shareholders of the Companies.

         3.4 CAPITALIZATION. The authorized capital stock of ALS consists solely of 1,000 shares of Common Stock, $1.00 par value, of which 1,000 shares are issued and outstanding and all of which are held beneficially and of record by the Shareholder. The authorized capital stock of ATS consists solely of 20,000 shares of Common  Stock,  no par  value,  of which 100  shares  are  issued  and outstanding and all of which are held beneficially and of record by the Shareholder. The issued and outstanding shares of ALS and of ATS are hereinafter collectively referred to as the "Shares." All of the Shares are validly issued, fully paid and non-assessable and are held by the Shareholder, free and clear of voting agreements and preemptive or similar rights. The Shares constitute all of the issued and outstanding capital stock of the Companies. There are no outstanding options, warrants, convertible securities or other rights, agreements, arrangements or commitments obligating the Companies, any shareholders of the Companies (including the Shareholder) or any other person or entity to issue or sell any securities or ownership interests in the Companies. Except as set forth in SECTION 3.4 OF THE DISCLOSURE SCHEDULE, there are no shareholders' agreements, voting agreements, voting trusts or similar agreements or restrictions binding on either of the Companies or on the Shareholder applicable in any way to the Shares. All of the outstanding capital stock the Companies has been offered and sold in compliance with all applicable securities laws, rules and regulations.

         3.5 TITLE TO THE SHARES. Except as set forth in SECTION 3.5 OF THE DISCLOSURE SCHEDULE, the Shareholder owns the Shares, of record and beneficially, free and clear of any lien, pledge, security interest, liability, charge or other encumbrance or claim of any person or entity, voting trusts, proxies, preemptive rights, rights of first refusal, buy-sell arrangements or other shareholder agreements (a "Lien"). On the Closing Date, the Shareholder will own the Shares, of record and beneficially, free and clear of any Lien.

         3.6 NO VIOLATION. Except as set forth in SECTION 3.6 OF THE DISCLOSURE SCHEDULE, neither the execution nor the delivery of the Transaction Documents nor the consummation of the transactions contemplated thereby, including without limitation, the transfer of the Shares to Merger Sub, will conflict with, contravene or result in the material breach of any term or provision of, or violate, or constitute a material default under, or result in the creation of any Lien on the Companies' assets pursuant to, or relieve any third party of any obligation or give any third party the right to terminate or accelerate any obligation under any charter provision, bylaw, Material Agreement (including those listed in SECTION 3.20 OF THE DISCLOSURE SCHEDULE or with any customer set out in such SECTION 3.21 OF THE DISCLOSURE SCHEDULE), Permit, order, law or regulation to which the

Shareholder is a party or by which either of the Companies, the Shareholder or any of their assets is in any way bound or obligated, except where the foregoing will not have a Material Adverse Effect.

         3.7 GOVERNMENTAL CONSENTS. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental or quasi-governmental agency, authority, commission, board or other body (collectively, a "Governmental Body") is required on the part of the Companies or the Shareholder in connection with the transactions contemplated by this Agreement; provided however, that notification of certain aspects of the Transaction must be delivered to the Connecticut Department of Transportation within thirty (30) days of the Closing.

         3.8 FINANCIAL STATEMENTS. Attached as SECTION 3.8 OF THE DISCLOSURE SCHEDULE are true and complete copies of (i) the balance sheet of ALS for ALS's fiscal years ending December 31, 1996, 1997 and 1998, and the statements of income, retained earnings and cash flows for ALS's fiscal years ending December 31, 1996, 1997 and 1998, each of which have been reviewed or compiled, as set forth therein, by Hallisey & D'Agostino; (ii) the unaudited balance sheet (the "ALS LATEST BALANCE SHEET") and related unaudited statements of income, retained earnings and cash flows of ALS for the period ending March 31, 1999 (the "ALS Latest Income Statements"); (iii) the balance sheet of ATS for ATS's fiscal years ending March 31, 1997, 1998 and 1999, and the statements of income, retained earnings and cash flows for ATS's fiscal years ending March 31, 1997, 1998 and 1999, each of which have been reviewed or compiled, as set forth therein, by Hallisey & D'Agostino; (iv) the unaudited balance sheet of ATS (the "ATS LATEST BALANCE SHEET") and related unaudited statements of income, retained earnings and cash flows of ATS for the period ending March 31, 1999 (the "ATS LATEST INCOME STATEMENTS")(collectively, all financial information referred to in this Section 3.8 is hereinafter referred to as the "FINANCIAL STATEMENTS"). The Financial Statements present fairly the financial condition of the Companies at the dates specified and the results of its operations for the periods specified and have been prepared in accordance with GAAP. The Financial Statements do not contain any items of a special or nonrecurring nature, except as expressly stated therein. The Financial Statements have been prepared from the books and records of the Companies, which accurately and fairly reflect all the material transactions of, acquisitions and dispositions of assets by, and incurrence of liabilities by the Companies.

         3.9 ACCOUNTS RECEIVABLE. SECTION 3.9 OF THE DISCLOSURE SCHEDULE sets forth the accounts receivable of the Companies (including, without limitation, all unbilled accounts receivable and miscellaneous receivables) from sales made as of May 12, 1999 (the "ACCOUNTS RECEIVABLE"), and the payments and rights to receive payments related thereto. Except as set forth in SECTION 3.9 OF THE DISCLOSURE SCHEDULE, the amounts of all Accounts Receivable, unbilled invoices and other debts due or recorded in the records and books of account of the Companies as being due to the Companies as of the Closing Date will constitute valid claims against third parties not affiliated with the Shareholder or the Companies and arise from bona fide transactions in the ordinary course of the business of the Companies. Except as set forth in SECTION 3.9 OF THE DISCLOSURE SCHEDULE, the Accounts Receivable arose in the ordinary course of business and, to the knowledge of the Companies and the Shareholder, are not subject to counterclaim, set-off or other reduction.

         3.10 ABSENCE OF UNDISCLOSED LIABILITIES. At the Closing, the aggregate amount of the Companies' indebtedness for borrowed money (which excludes accounts payable, trade payables, accrued liabilities, and all operating leases and other expenses arising in the ordinary course of business) will not exceed $1,737,000. The Companies do not have any direct or indirect debts, obligations or liabilities of any nature, whether absolute, accrued, contingent, liquidated or otherwise, and whether due or to become due, asserted or unasserted, known or unknown (collectively, "LIABILITIES"), except for (a) Liabilities specifically identified in the Latest Balance Sheet, (b) obligations to be performed in the ordinary course of business or under the Material Agreements (as defined in SECTION 3.20 below) and (c) as disclosed in SECTION 3.10 OF THE DISCLOSURE SCHEDULE. Schedule 3.10 of the Disclosure Schedule also includes substantially all the accounts payable of the Companies as of May 11, 1999. Except as disclosed in SECTION 3.10 OF THE DISCLOSURE SCHEDULE, all obligations for borrowed money of the Companies, all rental and other charges on real estate leased by the Companies, all rental and other charges with respect to leased or financed vehicles of the Companies but excluding accounts payable, trade payables, accrued expenses, and other financial obligations of the Companies) have been paid current (i.e., within thirty (30) days) through the Closing Date.

         3.11  ABSENCE  OF  MATERIAL  ADVERSE  CHANGE.  Except  as set  forth on
SCHEDULE 3.11 OF THE DISCLOSURE SCHEDULE, since the date of the ATS Latest Balance Sheet and the ALS Latest Balance Sheet (hereinafter collectively referred to as the "Latest Balance Sheets"), there has not been: (a) any material adverse change in the condition (financial or otherwise), results of operations, business, assets or Liabilities of the Companies; (b) any payment (including without limitation any dividend or other distribution or repayment of indebtedness) to the Shareholder), other than payment of compensation to employees of the Companies in the ordinary course of business and consistent with past practices; (c) any material breach or default (or event that with notice or lapse of time or both would constitute a material breach or default), termination or threatened termination under any Material Agreement; (d) any material theft, damage, destruction, casualty loss, condemnation or eminent domain proceeding affecting any of the Companies' assets, whether or not covered by insurance; (e) any sale, assignment or transfer of any of the assets of the Companies, except in the ordinary course of business and consistent with past practices; (f) any waiver by the Companies of any material rights related to the Companies' business, operations or assets; (g) any other transaction, agreement or commitment entered into by the Companies or the Shareholder affecting the Companies' business, operations or assets, except in the ordinary course of business and consistent with past practices; or (h) any agreement or understanding to do or resulting in any of the foregoing.

         3.12     TAXES.

                  (1) All Tax Returns required to have been filed by the Companies have been timely filed (taking into account duly granted extensions) and are true, correct and complete in all respects. Except as disclosed in SCHEDULE 3.12(a) OF THE DISCLOSURE SCHEDULE, (i) neither of the Companies is currently the beneficiary of any extension of time within which to file any Tax Return, and (ii) no claim has ever been made by any governmental authority in a jurisdiction where either of the Companies do not file Tax Returns that either of the Companies is or may be subject to taxation by that jurisdiction.

                  (2) All Taxes of the Companies which have become due (without regard to any extension of the time for payment and whether or not shown on any Tax Return) have been paid. The Companies have withheld and paid over all Taxes required to have been withheld and paid over and has complied with all information reporting and back-up withholding requirements relating to Taxes. There are no liens with respect to Taxes on any of the assets of the Companies, other than liens for Taxes not yet due and payable.

                  (3) The unpaid Taxes of the Companies for all periods ending on or before the date of the Latest Balance Sheets did not exceed the amount of the current liability accruals for Taxes (exclusive of reserves for deferred Taxes established to reflect timing differences) reflected on the Latest Balance Sheets, and the unpaid Taxes of the Companies for all periods ending on or before the Closing Date will not exceed the amount of such current liability accruals as adjusted for the Companies' operations in the ordinary course of business through the Closing Date in accordance with GAAP (except as set forth in SECTION 3.8 OF THE DISCLOSURE SCHEDULE) and, to the extent consistent therewith, the most recent custom and practices of the Companies.

                  (4) No deficiencies exist or have been asserted or are expected to be asserted (verbally or in writing) with respect to Taxes of the Companies, and the Companies has not received notice nor does it expect to receive notice (verbally or in writing) that it has not filed a Tax Return or paid any Taxes required to be filed or paid by it. To the knowledge of the Companies and the Shareholder, no audit, examination, investigation, action, suit, claim or proceeding relating to the determination, assessment or collection of any Tax of the Companies is currently in process, pending or threatened (verbally or in writing). No waiver or extension of any statute of limitations relating to the assessment or collection of any Tax of the Companies is in effect. There are no outstanding requests for rulings with any Tax authority relating to Taxes of the Companies.

                  (5) Neither of the Companies is or has ever been (i) a party to any Tax sharing agreement or arrangement (formal or informal, verbal or in writing), or (ii) a member of an affiliated group of corporations (within the meaning of Code Section 1504) filing a consolidated federal income Tax Return, or any similar group under analogous provisions of other law.

                  (6) The Shareholder is not a "foreign person" as defined in Code Section 1445(f)(3).

                  (7) Neither of the Companies (i) has filed a consent under Code Section 341(f) concerning collapsible corporations; (ii) has made any payments, obligated itself to make any payments or become a party to any agreement that under any circumstance could obligate it or any successor or assignee of it to make any payments that are not or will not be deductible under Code Section 280G, or that would be subject to excise Tax under Code Section 4999; (iii) is or has ever been a United States real property holding corporation within the meaning of Code
         Section  897(c)(2)  during  the  applicable  period  specified  in Code
         Section 897(c)(1)(A)(ii); (iv) owns or has owned any interest in any "controlled foreign corporation"
         as defined in Code Section 957 or "passive foreign investment company" as defined in Code Section 1296; (v) is or has been a party to any agreement or arrangement for which partnership Tax Returns are required to be filed; (vi) owns any asset that is subject to a "safe harbor lease" within the meaning of Code Section 168(f)(8), as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982; (vii) owns any "tax-exempt use property" within the meaning of Code Section 168(h) or "exempt bond financed property" within the meaning of Code Section 168(g)(5); or (viii) has agreed to or is required to make any adjustment under Code Section 481(a) by reason of a change in accounting method or otherwise.

         3.13 LITIGATION. Except as described in SECTION 3.13 OF THE DISCLOSURE SCHEDULE, there are currently no pending or, to the knowledge of the Companies or the Shareholder, threatened claims, actions, lawsuits, administrative proceedings or reviews, or formal or informal complaints or investigations by any individual, corporation, partnership, Governmental Body or other entity (collectively, a "Person") against or relating to the Companies or any of its directors, employees or agents (in their capacities as such) or to which any assets of the Companies are subject. Neither of the Companies is subject to or bound by any currently existing judgment, order, writ, injunction or decree.

         3.14 COMPLIANCE WITH LAWS AND REGULATIONS. The Companies are currently complying with and have at all times complied with, and the use, operation and maintenance of its assets comply with and have at all times complied with, and neither of the Companies, their assets or the use, operation or maintenance of such assets is in violation or contravention of (a) any applicable statute, law, ordinance, decree, order, rule or regulation, of any Governmental Body, or (b) any federal, state and local laws relating to occupational health and safety, employment and labor matters.

         3.15 PERMITS To the knowledge of the Companies and the Shareholder, the Companies own or possess from each appropriate Governmental Body all right, title and interest in and to all permits, licenses, authorizations, approvals, quality certifications, franchises or rights (collectively, "PERMITS") issued by any Governmental Body necessary to conduct their respective businesses, except where the failure to do so will not have a Material Adverse Effect on either of the Companies. Each of such Permits is described in SECTION 3.15 OF THE DISCLOSURE SCHEDULE. No loss or expiration of any such Permit is pending or, to the knowledge of the Companies or the Shareholder, threatened or reasonably foreseeable, other than expiration in accordance with the terms thereof of Permits that may be renewed in the ordinary course of business without lapsing.

         3.16  EMPLOYEE  MATTERS.  Set forth in SECTION  3.16 OF THE  DISCLOSURE
SCHEDULE is a complete list of all current employees of the Companies, including date of employment, current title and compensation, and date and amount of last increase in compensation. The consummation of the transactions contemplated by this Agreement will not accelerate the time of payment or vesting or increase the amount of compensation due to any director, officer or employee (present or former) of the Companies. The Companies do not have any collective bargaining, union or labor agreements, contacts or other arrangements with any group of employees, labor union or employee representative. Neither the Companies nor the Shareholder knows of any organization effort currently being made or threatened by or on behalf of any labor union with respect to employees of the Companies. In addition, (a) the Companies are in compliance with all federal, state or other applicable laws, domestic or foreign, respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practice, (b) no unfair labor practice complaint against the Companies are pending before the National Labor Relations Board or any similar agency; (c) there is no labor strike, dispute, slow down or stoppage actually pending or, to the Companies'or the Shareholder's knowledge, threatened against or involving the Companies; (d) no representation question exists respecting the employees of the Companies; (e) no grievance that might have a material adverse effect upon the Companies or the conduct of its business exists, no arbitration proceeding arising out of or under any collective bargaining agreement is pending, and to the Companies' or the Shareholder's knowledge, no such claim has been asserted; (f) no collective bargaining agreement is currently being negotiated by the Companies; (g) the Companies have not experienced any material labor difficulty or organizing activity during the last three years; (h) there has not been any material adverse change in relations with employees of the Companies as a result of any announcement of the transaction contemplated by this Agreement; and (i) to the Companies' and the Shareholder's knowledge, and except as set forth in SECTION 3.16 OF THE DISCLOSURE SCHEDULE, no director, officer or other key employee of the Companies intends to terminate his employment with the Companies. The Companies have noncompetition agreements with each of the Companies' employees listed in
SECTION 3.16 OF THE DISCLOSURE SCHEDULE, which, to the Companies' and the Shareholder's knowledge, are valid and enforceable and no employee has breached or, to the Companies' and the Shareholder's knowledge threatened to breach, such employee's respective noncompetition agreement.

         3.17     EMPLOYEE BENEFIT PLANS.

                  (1) SECTION 3.17 OF THE DISCLOSURE SCHEDULE lists all "employee pension benefit plans," as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), ever maintained or contributed to (or required to be contributed to) by the Companies or any Affiliate (the "PENSION PLANS"). As used in this
         Section 3.17, "Affiliate" means any corporation, trade or business the employees of which, together with the employees of the Companies, are required to be treated as employed by a single employer under the provisions of ERISA or Section 414 of the Code, as amended from time to time (the "Code").

                  (2) SECTION 3.17 OF THE DISCLOSURE SCHEDULE lists each "employee welfare benefit plan" (as defined in Section 3(l) of ERISA) that the Companies or any Affiliate maintains, contributes to or is required to contribute to on behalf of any employee or former employee, including any multi-employer welfare plan (the "WELFARE BENEFIT PLANS"), and sets forth the amount of any Liability of the Companies or any Affiliate for any payment past due with respect to each Welfare Benefit Plan as of the date of the Closing. No voluntary employees' beneficiary association or other funding arrangement (other than insurance contracts) are being used to fund or implement any Welfare Benefit Plan. The Companies have not made any written or oral representations to any employee or former employee promising or guaranteeing any employer payment or funding for the continuation of benefits or coverage under any Welfare Benefit Plan for any period of time beyond the end of the current plan year (except to the extent required under Code Section 4980B).

                  (3) SECTION 3.17 OF THE DISCLOSURE SCHEDULE lists each deferred compensation plan, bonus plan, stock option plan, employee stock purchase plan, and any other employee benefit plan, arrangement or commitment (whether written or oral) not required to be listed under paragraph (a) or (b) above (other than normal policies concerning holidays, vacations and salary continuation during short absences for illness or other reasons) maintained by the Companies for employees (the "EMPLOYEE BENEFIT PLANS").

                  (4) Neither the Companies nor any Affiliate maintains, or, within the last five (5) years, has maintained, contributed to, been required to contribute to or had any employees participating in, any "defined benefit plan" (as defined in Section 3(35) of ERISA) or any multi-employer plan (as defined in Section 3(37) of ERISA).

                  (5) The Pension Plans, the Welfare Benefit Plans and the Employee Benefit Plans and related trusts and insurance contracts (collectively, the "PLANS") are legally valid and binding and in full force and effect. To the knowledge of the Companies and the Shareholder, all of the Plans comply currently, and have complied in the past, both as to form and operation, with the provisions of all laws, rules and regulations governing or applying to such Plans, including but not limited to ERISA, the Code, the Americans with Disabilities Act, the Family and Medical Leave Act of 1993 and the Age Discrimination in Employment Act; all necessary governmental approvals for the Pension Plans and the Welfare Benefit Plans have been obtained; and a favorable determination as to the qualification under the Code of each of the Pension Plans and each amendment thereto has been made by the Internal Revenue Service, and nothing has occurred since the date of such determination letters that could adversely affect the qualification of such Plans or the tax exempt status of the related trust. All reports and filings required by any Governmental Body (including without limitation Form 5500 Annual Reports, Summary Annual Reports and Summary Plan Descriptions) with respect to each Plan have been timely and completely filed, and have been distributed to participants as required by applicable law. To the knowledge of the Companies and the Shareholder, neither the Companies, any Affiliate or any plan fiduciary of any Plan has engaged in any transaction in violation of Section 406(a) or (b) of ERISA or any "prohibited transaction" (as defined in Code Section 4975(c)(1)) that would subject the Companies to any taxes, penalties or other Liabilities resulting from such transaction. Neither the Companies nor the Shareholder has received notice that any of the Plans is being audited or investigated by any Governmental Body. With respect to such Plans, neither the Companies nor the Shareholder has received notice that there are actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to the knowledge of the Companies or the Shareholder, threatened, and there are no facts that could reasonably be expected to give rise to any such actions, suits or claims.

                  (6) The Companies do not have any Liabilities to any Person with respect to any Plan, except for (i) Liabilities that are fully funded by assets set aside in trust or irrevocably dedicated for that purpose, the fair market value of which assets exceed the Liabilities to which they are set aside or dedicated, and (ii) Liabilities that have been fully accrued on the Financial Statements. The Companies may terminate any Welfare Benefit Plan or any

         Employee Benefit Plan immediately following the Closing without any Liability to employees, former employees, beneficiaries or any other Person except to the extent such Liabilities have been accrued or funded as described in the preceding sentence.

                  (7) True and complete copies of the following documents have been delivered by the Companies to Precept and Merger Sub: (i) each Welfare Benefit Plan and each Pension Plan and each related trust agreement or annuity contract (or other funding instrument); (ii) the most recent determination letter issued by the Internal Revenue Service with respect to each Pension Plan; (iii) Annual Reports on Form 5500 Series required to be filed with any Governmental Body for each Welfare Benefit Plan and each Pension Plan for the two most recent plan years; and (iv) the most recent actuarial report for each Pension Plan.

         3.18  Title to  Assets.  Set forth in  SECTION  3.18 OF THE  DISCLOSURE
SCHEDULE is a complete list of (a) all real property owned by the Companies; (b) all real property leased by the Companies; (c) each vehicle owned or leased by the Companies; and (d) each asset of the Companies with a book value or fair market value greater than $5,000.00. The Companies have good and marketable title to, or a valid leasehold interest in, all of their assets, including without limitation, the assets listed in SECTION 3.18 OF THE DISCLOSURE SCHEDULE, the assets reflected on the Latest Balance Sheets and all assets used by the Companies in the conduct of their business (except for assets disposed of in the ordinary course of business and consistent with past practices since the date of the Latest Balance Sheets and except for assets held under leases or licenses disclosed pursuant to Section 3.20), subject to no Liens, except for
(a) Liens for current taxes not yet due or being contested in good faith; (b) minor imperfections of title and encumbrances that do not materially detract from or interfere with the present use or value of such assets; and (c) Liens disclosed in SECTION 3.18 OF THE DISCLOSURE SCHEDULE.

         3.19 CONDITION OF PROPERTIES. All facilities, machinery, equipment, fixtures, vehicles and other tangible property owned, leased or used by the Companies are in good operating condition and repair, normal wear and tear excepted, are reasonably fit and usable for the purposes for which they are being used, to the knowledge of the Companies and the Shareholder, will not likely require major overhaul or repair in the foreseeable future, are adequate and sufficient for the Companies' business and to the knowledge of the Companies and the Shareholder, substantially conform with all applicable laws, rules and regulations. The Companies maintain policies of insurance issued by insurers of recognized responsibility insuring the Companies and their assets and business against such losses and risks.

         3.20     MATERIAL AGREEMENTS.

                  (1) SECTION 3.20 OF THE DISCLOSURE SCHEDULE lists each agreement and arrangement (whether written or oral and including all amendments thereto) to which the Companies are a party or a beneficiary or by which the Companies or any of their assets are bound and that is material to the Companies (collectively, the "Material Agreements"), including without limitation (i) any real estate leases; (ii) any contracts  for the  provision  of goods or services  by the  Companies;
         (iii) any agreement evidencing, securing or otherwise relating to any indebtedness for which the Companies are liable; (iv) any capital or operating leases, value-added reseller, reseller, or conditional sales agreements relating to vehicles, equipment or other assets of the Companies; (v) any supply or manufacturing agreements or arrangements pursuant to which the Companies are entitled or obligated to acquire any assets from a third party; (vi) any insurance policies; (vii) any employment, consulting, noncompetition, separation, collective bargaining, union or labor agreements or arrangements; (viii) any agreement with any shareholder of the Companies (including the Shareholder), director, officer or employee of the Companies, or any Affiliate or family member thereof; (ix) any joint marketing or similar agreement or arrangement; and (x) any other agreement or arrangement pursuant to which, based on historical or projected volume, the Companies could be required to make, or be entitled to receive, aggregate payments in excess of $10,000 during any calendar year.

                  (2) The Companies have performed all obligations required to be performed by them in connection with the agreements and arrangements required to be disclosed in SECTION 3.20 OF THE DISCLOSURE SCHEDULE and are not in receipt of any claim of default under any agreement or arrangement required to be disclosed in such Schedule by this Section 3.20; the Companies have no present expectation or intention of not fully performing any material obligation pursuant to any agreement or arrangement required to be disclosed in SECTION 3.20 OF THE DISCLOSURE SCHEDULE; and neither the Companies nor the Shareholder has any knowledge of any breach or anticipated breach by any other party to any agreement or arrangement required to be disclosed in SECTION 3.20 OF THE DISCLOSURE SCHEDULE.

                  (3) The Companies have delivered to Precept and Merger Sub a copy of the agreements and arrangements (including all amendments and modifications thereto) required to be disclosed in SECTION 3.20 OF THE DISCLOSURE SCHEDULE and its standard form of customer agreement, all training manuals and all other business plans, policies and manuals developed by the Companies in the ordinary course of their businesses.

         3.21 CUSTOMERS. Set forth in SECTION 3.21 OF THE DISCLOSURE SCHEDULE is a complete list of customers as of April 30, 1999, which also shows for each such customer (a) revenues, if any, actually received by the Companies during the ALS's fiscal year ended December 31, 1998 and ATS's fiscal year ended March 31, 1999, and (b) the expiration date of the contract or agreement. Except as set forth in SECTION 3.21 OF THE DISCLOSURE SCHEDULE, no customer has advised the Companies of such customer's intent to discontinue doing business with the Companies or to reduce the volume of goods or services purchased from or supplied to the Companies. Except as set forth in SECTION 3.21 OF THE DISCLOSURE SCHEDULE, the Companies have not received from any customer either oral or written notice of such customer's intention to terminate its account with the Companies.

         3.22 INTELLECTUAL PROPERTY RIGHTS. Set forth in SECTION 3.22 OF THE DISCLOSURE SCHEDULE is a complete list of all registered patents, trademarks, service marks, trade names and copyrights, and applications for and licenses (to or from the Companies) with respect to any of the foregoing (collectively, "REGISTERED INTELLECTUAL PROPERTY"), owned by the Companies or with respect to which the Companies have any rights. To the knowledge of the Companies and the Shareholder, the Companies have the sole and exclusive right to use all Registered Intellectual Property and other computer software (both proprietary and third party) and software licenses, intellectual property, proprietary information, trade secrets, trademarks, trade names, copyrights, material and manufacturers specifications, drawings and designs (collectively, "INTELLECTUAL PROPERTY") used by the Companies or necessary in connection with the operation of the Companies' business, without infringing on or otherwise acting adversely to the rights or claimed rights of any Person, and to the knowledge of the Companies and the Shareholder, neither the Companies nor the Shareholder is obligated to pay any royalty or other consideration to any Person in connection with the use of any such Intellectual Property. SECTION 3.22 OF THE DISCLOSURE SCHEDULE also includes a description of the nature of the Companies' rights in and to the Intellectual Property. To the knowledge of the Companies and the Shareholder, no other Person is infringing the rights of the Companies with respect to any of its Intellectual Property. To the knowledge of the Companies and the Shareholder, no consent of any third parties will be required for the transfer of Intellectual Property rights to the Merger Sub or the use thereof by the Merger Sub upon consummation of the transactions contemplated hereby, and to the knowledge of the Companies and the Shareholder, the Intellectual Property rights (other than with respect to required consents of third party licensors and licensees of software under applicable licenses) are freely transferable. The Companies are the sole and exclusive owners of all rights in and to the software described in SECTION 3.22 OF THE DISCLOSURE SCHEDULE, including all source and object code and documentation related thereto, except the third party software listed in SECTION 3.22 OF THE DISCLOSURE SCHEDULE, as to which the Companies have been granted all rights and licenses necessary for the Companies to sublicense such software to third parties or to provide services to third parties in the manner in which the Companies have done so through the date hereof and the date of Closing. The Companies have licensed the software only to the third parties listed in SECTION 3.22 OF THE DISCLOSURE SCHEDULE. There are no existing material defaults, events of default or events, occurrences, acts or omissions that, with the giving of notice or lapse of time or both, would constitute material defaults by the Companies or, to the Companies' or the Shareholder's knowledge, the other parties thereto, with respect to the Companies' licenses of the software to licensees or the Companies' licenses with third parties with respect to third party software included in the Companies' software.

         3.23 SUBSIDIARIES AND INVESTMENTS. The Companies do not own any direct or indirect equity or debt interest in any other Person, including without limitation, any interest in a partnership or joint venture, and are not obligated or committed to acquire any such interest.

         3.24 COMPETING INTERESTS. Except as disclosed in SECTION 3.24 OF DISCLOSURE SCHEDULE, neither the Companies, the Shareholder nor any director, officer, relative or Affiliate of any of the foregoing owns, directly or indirectly, an interest in any Person that is a competitor, customer or supplier of the Companies or that otherwise has material business dealings with the Companies.

         3.25 ILLEGAL OR UNAUTHORIZED PAYMENTS; POLITICAL CONTRIBUTIONS; ANTITRUST. Neither the Companies nor any of their officers or directors, or, to the knowledge of the Companies or the Shareholder, the Companies' employees, agents, other representatives or any other business entity or enterprise with which the Companies are or have been affiliated or associated, has, directly or indirectly, made or authorized any payment, contribution or gift of money, property or services, whether or not in contravention of applicable law, (a) as a kickback or bribe to any Person or (b) to any political organization, or the holder of or any aspirant to any elective or appointive public office, except for personal political contributions not involving the direct or indirect use of funds of the Companies. To the knowledge of the Companies and the Shareholder, the Companies have not violated any federal or state antitrust statutes, rules or regulations, including without limitation those relating to unfair competition, price fixing or collusion.

         3.26  ENVIRONMENTAL  MATTERS.  Except for matters  disclosed in SECTION
3.26 OF THE DISCLOSURE SCHEDULE, (a) to the knowledge of the Companies and the Shareholder, the personal property, operations, and activities of the Companies are in compliance in all material respects with all applicable Environmental Laws; (b) the Companies and the personal property and operations of the Companies are not subject to any existing, pending, or, to the knowledge of the Companies and the Shareholder, threatened action, suit, claim, investigation, inquiry or proceeding by or before any governmental entity under any Environmental Laws (c) to the knowledge of the Companies and the Shareholder, all notices, permits, licenses or similar authorizations, if any, required to be obtained or filed by the Companies under any Environmental Laws in connection with any aspect of the business of the Companies have been duly obtained or filed and will remain valid and in effect after the Closing, and the Companies is in compliance with the terms and conditions of all such notices, permits, licenses, and similar authorizations; (d) there are no physical or environmental conditions existing on any personal property of the Companies or resulting from the Companies' operations or activities, past or present, at any location, that would give rise to any on-site or off-site remedial obligations imposed on the Companies under any Environmental Laws; (e) to the knowledge of the Companies and the Shareholder, there has been no material release of hazardous substances or any pollutant or contaminant into the environment by the Companies; and (f) the Companies have made available to the Merger Sub all internal and external environmental audits and studies and all correspondence on substantial environmental matters in the possession of the Companies relating to any of the current or former properties or operations of the Companies.

         3.27 BROKERS. Except for West Worldwide Industries and to the extent disclosed in SECTION 3.27 OF THE DISCLOSURE SCHEDULE, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Companies or the Shareholder.

         3.28 INSURANCE. Set forth in SECTION 3.28 OF THE DISCLOSURE SCHEDULE is a list of all insurance policies currently in effect under which either of the Companies is a beneficiary or an insured. Such insurance coverage will remain in effect (or will be replaced by similar policies) with respect to the Companies and their properties as to all events occurring on or prior to the Closing.

As of the date of this Agreement, neither the Companies nor the Shareholder has received any notice that any of the policies listed in SECTION 3.28 OF THE DISCLOSURE SCHEDULE has been or will be canceled prior to its scheduled termination date, or would not be renewed substantially on the same terms now in effect if the insured party requested renewal or has received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years. Neither of the Companies is in default under any such policy so as to permit the carrier to terminate or to deny coverage under such policy, and all premiums due and payable with respect to such coverage have been paid or accrued on the Latest Balance Sheets.

         3.29 BANK ACCOUNTS AND POWERS OF ATTORNEY. Set forth in SECTION 3.29 OF THE DISCLOSURE SCHEDULE is a complete list of (a) the name and address of each bank or other depository institution in which the Companies have an account or safe deposit box, the number of such account or safe deposit box and the names of all persons authorized to draw thereon or to have access thereto, and (b) the names of all persons, if any, holding powers of attorney from the Companies and a summary statement of the terms thereof.

         3.30 WARRANTIES. SECTION 3.30 OF THE DISCLOSURE SCHEDULE summarizes all claims outstanding, pending or, to the knowledge of the Companies and the Shareholder, threatened for breach of any warranty relating to any products or services sold by the Companies prior to the date hereof. The description of the Companies' product and service warranties set forth in SECTION 3.30 OF THE DISCLOSURE SCHEDULE is correct and complete.

         3.31 INVENTORY. SECTION 3.31 OF THE DISCLOSURE SCHEDULE sets forth, as of May 11, 1999, all inventory of the Companies that is (a) owned by the Companies, and (b) owned by customers of the Companies. Except as set forth in
SECTION 3.31 OF THE DISCLOSURE SCHEDULE, all inventory owned by the Companies is merchantable and fit for the purpose for which it was procured or manufactured, and none of which is obsolete, damaged or defective in any amount, normal wear and tear excepted. Such inventory is owned by the Companies and is not subject to any liens, charges, pledges, security interests or other encumbrances, except as set forth in SECTION 3.31 OF THE DISCLOSURE SCHEDULE.

         3.32 AFFILIATE TRANSACTIONS. Except as set forth in the notes to the Financial Statements or disclosed in SECTION 3.32 OF THE DISCLOSURE SCHEDULE and other than pursuant to this Agreement and the Transaction Documents, neither the Shareholder nor any of his Affiliates has any agreement, undertaking or understanding with the Companies (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible (including, without limitation, intellectual property rights), used in or pertaining to the business of the Companies (other than ownership of capital stock of the Companies). Neither the Shareholder nor any of his Affiliates has any direct or indirect interest in any competitor, supplier or customer of the Companies or in any person, from or entity from whom or to whom the Companies leases any property, or in any other person, firm or entity with whom the Companies or either of them transact business of any nature. For purposes of this Section 3.32, the members of the immediate family of a director, officer, employee or shareholder shall consist of the spouse, parents, children, siblings, mothers-and fathers-in-law, sons-and daughters-in-law, and brothers-and sisters in-law of such director, officer, employee or shareholder.

         3.33     REORGANIZATION MATTERS.

                  (1) The fair market value of the Precept Common Stock and other consideration received by the Shareholder will be approximately equal to the fair market value of the Shares surrendered by the Shareholder in the Mergers.

                  (2) Pursuant to the Mergers, the Surviving Corporation will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by each of the Companies at the time discussions were initiated which led to execution of this Agreement. For purposes of this representation, amounts paid by each Company to dissenters, assets used to pay each Company's reorganization expenses, and all redemptions and distributions made by each Company at any time after discussions were initiated which led to execution of this Agreement will be included as assets of the respective Company.

                  (3) The fair market value of the assets of each Company immediately prior to and immediately following the Mergers will equal or exceed the sum of the liabilities of each Company, including, without limitation, any liabilities to which such assets are subject.

                  (4) There is no intercorporate indebtedness existing between Precept and either Company or between Merger Sub and either Company that was issued, acquired, or will be settled at a discount.

                  (5) None of the Precept Common Stock to be received by the Shareholder at the Closing will be separate consideration for, or allocable to, any employment agreement, and the compensation paid by the Surviving Corporation to the Shareholder will be for services actually rendered and will be commensurate with the amount which would be paid to third parties bargaining at arm's length for similar services.

                  (6) In contemplation of the Mergers, (i) neither Company and no party related to either Company within the meaning of Treasury regulations Section 1.368-1(e)(3) has redeemed or acquired any of the Shares and (ii) the Company has not made any extraordinary distribution within the meaning of Treasury regulations Section 1.368-1(e)(1)(ii)(A) with respect to the Shares.

                  (7)  Neither  Company is an  investment  company as defined in
         Section 368(a)(2)(F)(iii) and (iv) of the Code.

                  (8) Neither Company is under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         3.34 CONDUCT OF BUSINESS. From the date of Last Balance Sheets and through the Closing, the Companies have (a) operated only in the ordinary course of business and consistent with past practices and used their reasonable best efforts, consistent with past practices, to preserve the goodwill of the Companies and of their employees, customers, suppliers, Governmental Bodies and others having business dealings with the Companies; (b) except as contemplated by this Agreement or as otherwise disclosed in the Disclosure Schedule, not engaged in any transaction outside the ordinary course of business, including without limitation by making any material expenditure, investment or commitment or entering into any material agreement or arrangement of any kind; (c) maintained all insurance policies and all Permits that are required for the Companies to carry on their respective business; (d) maintained books of account and records in the usual, regular and ordinary manner and consistent with past practices; and (e) not taken any action that would result in a breach (as of the Closing) of the representations and warranties set forth in Section 3.11.

         3.35 NO SALE COMMITMENTS. There are no commitments by the Companies or the Shareholder to sell either the assets of the Companies or the stock of the Companies, to any third party, whether by sale, merger or other form of reorganization or acquisition.

         3.36 NO MISREPRESENTATIONS. Neither the Companies nor the Shareholder has received any appraisal, report or other information relating to the value or condition of either Company that indicates a material adverse change in the value or condition of either Company or any of its material assets from that indicated in the Financial Statements. The representations, warranties and statements made by the Companies and the Shareholder in or pursuant to this Agreement (including the Disclosure Schedule) are true, complete and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation, warranty or statement, under the circumstances in which it is made, not misleading.

                                   ARTICLE IV.
            REPRESENTATIONS AND WARRANTIES OF PRECEPT AND MERGER SUB

         Precept and Merger Sub, respectively, represent and warrant to the Companies (until the Closing) and the Shareholder as follows:

         4.1 ORGANIZATION. Precept is a corporation, validly existing and in good standing under the laws of the State of Texas, and Merger Sub is a corporation, validly existing and in good standing under the laws of the State of Texas. Each of Precept and Merger Sub is duly authorized, qualified or licensed to do business and is in good standing as a foreign entity in each state or other jurisdiction in which its assets are located or in which its business or operations as presently conducted make such qualification necessary, except where the failure to be so licensed or qualified would not be expected to have a material adverse effect on Precept or Merger Sub.

         4.2 AUTHORITY. Precept and Merger Sub have all requisite corporate power and authority to execute, deliver and perform under the Transaction Documents. The execution, delivery and performance of the Transaction Documents by Merger Sub and Precept have been duly authorized by all necessary action, corporate or otherwise, on the part of Merger Sub and Precept. This Agreement has been, and the Transaction Documents at Closing will be, duly executed and delivered by Merger Sub and Precept and are legal, valid and binding agreements of Merger Sub and Precept, enforceable against each of them in accordance with their respective terms, except (a) as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally and (b) as may be limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

         4.3 CAPITALIZATION. The authorized capital stock of Precept consists of
(a) 110,500,000 shares of Common Stock of which 100,000,000 shares have been designated Class A Common Stock, $.01 par value per share, of which 7,866,333 shares are issued and outstanding as of December 31, 1998, and 10,500,000 shares of which have been designated Class B Common Stock, of which 592,142 shares are issued and outstanding as of January 31, 1999, and (b) 3,000,000 shares of Preferred Stock, of which no shares are issued and outstanding as of December 31, 1998. All outstanding shares are validly issued, fully paid and non-assessable and were offered and sold in substantial compliance with all applicable securities laws and regulations.

         4.4 PRECEPT COMMON STOCK. The Precept Common Stock to be issued pursuant to this Agreement will be duly authorized, validly issued, and upon receipt of the consideration contemplated hereby, fully paid and nonassessable.

         4.5 NO VIOLATION. The execution, delivery and performance of the Transaction Documents by Merger Sub and Precept will not conflict with or result in the breach of any term or provision of, or violate or constitute a default under any charter provision or bylaw or under any material agreement, instrument, order, law or regulation to which Merger Sub or Precept is a party or by which Merger Sub or Precept is in any way bound or obligated.

         4.6 GOVERNMENTAL CONSENTS. To the knowledge of Merger Sub and Precept, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any Governmental Body is required on the part of Merger Sub or Precept in connection with the transactions contemplated by this Agreement.

         4.7 SEC DOCUMENTS, ETC. Precept has furnished or made available to the Companies or the Shareholder a true and complete copy of its Registration Statement on Form S-4 filed under the Securities Act of 1933, as filed with the SEC (the "S-4 REGISTRATION STATEMENT"). The S-4 Registration Statement is not currently effective, and Precept will be required to amend such S-4 Registration Statement (such amendment to be filed initially on or before June 15, 1999) in order for the Precept Common Stock to be delivered to the Shareholder at the Closing to be registered under the Securities Act pursuant to the S-4 Registration Statement. The S-4 Registration Statement, as amended, shall be prepared in compliance in all material respects with the applicable requirements of the Securities Act. The S-4 Registration Statement will (i) comply as to form in all material respects with the applicable requirements of the Securities Act and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein not misleading. The prospectus relating to the S-4 Registration Statement (i) will comply as to form in all material respects with the applicable requirements of the Securities Act and (ii) will not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets of Precept included in the S-4 Registration Statement (including the related notes and schedules) fairly present the consolidated financial position of Precept as of the dates set forth therein and each of the consolidated statements of income, cash flows and shareholders' equity included in the S-4 Registration Statement (including any related notes and schedules) fairly presents the results of income, cash flows and shareholders' equity, as the case may be, of Precept for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments that would not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved.

         4.8 FINDERS' FEES. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Precept or Merger Sub who might be entitled to any fee or commission from the Shareholder or the Companies upon consummation of the transactions contemplated by this Agreement.

         4.9   REORGANIZATION MATTERS.

                  (1) Merger Sub has been formed solely for the purposes of effecting the Mergers and, immediately prior to the Mergers, Precept will "control" Merger Sub within the meaning of Section 368(c) of the Code.

                  (2) Neither Precept nor any party related to Precept within the meaning of Treasury regulations Section 1.368-1(e)(3) has any present plan or intention to redeem or acquire any of the Precept Common Stock issued in the Mergers.

                  (3) Precept has no present plan or intention to sell or otherwise dispose of any of the assets or stock of the Surviving Corporation, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code.

                  (4) Following the Mergers, the Surviving Corporation will continue each Company's historic business or use a significant portion of each Company's historic business assets in a business.

                  (5) Precept is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

                  (6) Precept is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

         4.10 TRANSFERABILITY. On the effective date of the amendment to Precept's existing registration statement for the Precept Class A Common Stock, such shares will be fully registered and freely transferable by Shareholder under the Securities Act subject to laws and rules of general application regarding transfers of shares that have been registered under such Act.

         4.11 LITIGATION. Except as set forth in Precept's SEC Form 10-K filed on September 25, 1998 for the fiscal year ending June 30, 1998 (the "10-K DATE"), and except as disclosed in Precept's SEC Forms 10-Q for the periods ended September 30, 1998, and December 31, 1998, in Precept's annual proxy statement and annual report, and in any subsequent filing on Form 8-K thereafter and through April 28, 1999, there are currently no pending or, to the knowledge of Precept or Merger

Sub, threatened material claims, actions, lawsuits, administrative proceeding or reviews of formal or informal complaints or investigations by any Person against or relating to Precept or Merger Sub or any of their directors, employees, or agents (in their capacities as such) or to which any assets of Precept or Merger Sub are subject. Except as otherwise set forth in the S-4 Registration Statement, neither Precept nor Merger Sub is bound by, or subject to, any currently existing judgment, order, writ, injunction or decree that would have a Material Adverse Effect on Precept or Merger Sub.

         4.12 ABSENCE OF MATERIAL ADVERSE CHANGE. Since the 10-K Date and except as disclosed in Precept's SEC Forms 10-Q for the periods ended September 30, 1998, December 31, 1998, in Precept's annual proxy statement and annual report, and in any subsequent filing on Form 8-K thereafter and through April 28, 1999, and in the press release issued May 13, 1999, a copy of which has been delivered to the Companies and Stockholder, there has not been: (a) any material adverse change in the condition (financial or otherwise), results of operations, business, assets or Liabilities of Precept or Merger Sub; (b) any material payment (including, without limitation, any dividend or other distribution or repayment of indebtedness) to any shareholder of Precept or Merger Sub other than payment of compensation to employees and directors of Precept or Merger Sub in the ordinary course of business and consistent with past practices; (c) any material breach or default (or event that with notice or lapse of time or both would constitute a breach or default), termination or, to the knowledge of the executive officers of Precept or Merger Sub threatened termination, under any material agreement of Precept or Merger Sub; (d) any material theft, damage, destruction, casualty loss, condemnation or eminent domain proceeding affecting any of assets of Precept or Merger Sub, not covered by insurance; (e) any sale, assignment or transfer of any of the assets of Precept or Merger Sub that is outside the ordinary course of business and that would have a material adverse effect on Precept or Merger Sub; (f) any waiver by Precept or Merger Sub of any material rights related to Precept's or Merger Sub's respective business, operations or assets; (g) any other material transaction, agreement or commitment entered into by Precept or Merger Sub or their significant shareholders affecting Precept's or Merger Sub's respective business, operations or assets, that is outside the ordinary course of business and would materially adversely affect Precept's or Merger Sub's respective business, operations or assets or (h) any agreement or understanding to do or resulting in any of the foregoing. It is understood, however, that Precept, through a subsidiary, has acquired a transportation company known as AAA Guaranteed On Time Service, LLC, in Clinton, New Jersey, and that this transaction has not yet been disclosed in SEC filings, although a related press release has been issued.

         4.13 BREACH OF REPRESENTATIONS AND WARRANTIES. The representations, warranties and statements made by Precept and Merger Sub in or pursuant to this Agreement are true, complete and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary to make any such representation, warranty or statement, under the circumstance in which it was made, not misleading.

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


                                   ARTICLE V.
                       ADDITIONAL COVENANTS AND AGREEMENTS

         5.1 INFORMATION FOR FILINGS. Prior to and after Closing each Company and the Shareholder will furnish Precept and Merger Sub with all information reasonably available to them concerning the Companies and the Shareholder as is required for inclusion in any application or filing made by Precept or Merger Sub to any Governmental Body in connection with the transactions contemplated by this Agreement.

         5.2 PUBLICITY. Merger Sub, Precept, the Companies and the Shareholder will cooperate with each other in the development and distribution of all news releases and other public disclosures relating to the transactions contemplated by this Agreement. Neither Merger Sub or Precept, on the one hand, nor the Companies or the Shareholder, on the other hand, will issue or make, or allow to have issued or made, any press release or public announcement concerning the transactions contemplated by this Agreement without the advance approval in writing of the form and substance thereof by the other parties, unless otherwise required by applicable legal requirements; provided, however, such approval shall not be unreasonably withheld.

         5.3 RELEASE BY THE SHAREHOLDER. Effective upon the Closing, the Shareholder for himself and his heirs, executors, administrators, successors and assigns, hereby fully and unconditionally release and forever discharge and hold harmless the Companies, Merger Sub, the Surviving Corporation and their respective employees, officers, directors, successors and assigns from any and all claims, demands, losses, costs, expenses (including reasonable attorneys' fees and expenses), obligations, liabilities and/or damages of every kind and nature whatsoever, whether or not now existing or known, relating in any way, directly or indirectly, to the Companies or its business (other than with respect to this Agreement or the transactions contemplated hereby), that the Shareholder may now have or may hereafter claim to have against the Companies, Merger Sub, the Surviving Corporation or any of their employees, officers, directors, successors or assigns.

         5.4  COVENANTS RELATING TO TAXES.

                  (1) Precept  shall cause the  Surviving  Corporation  to duly, accurately and timely (with regard to any duly granted extensions) file all Tax Returns of the Companies required to be filed after the Closing Date and pay all Taxes due thereon. The Shareholder shall reimburse the Surviving Corporation within fifteen (15) days after payment by the Surviving Corporation or Precept of such Taxes to the extent such Taxes
         (i) relate to any taxable period ending on or before the Closing Date (for any taxable period beginning before and ending after the Closing Date to the extent allocable to the portion of such period beginning before and ending on the Closing Date) and (ii) exceed the amount of the current liability accruals for Taxes (exclusive of reserves for deferred Taxes established to reflect timing differences) reflected on the Latest Balance Sheets as adjusted for Companies' operations in the ordinary course of business through the Closing Date in accordance with GAAP and, to the extent consistent therewith, the most recent custom and practices of the Companies; provided that if the Surviving Corporation is entitled to a Tax refund for the periods described in
         (i) above, the Surviving Corporation shall pay the amount of the Tax refund to the Shareholder on a pro rata basis within fifteen (15) days after the Surviving Corporation's receipt thereof. The amount of the Tax refund shall be payable in shares of Precept Common Stock valued as of the date the Tax refund is received by the Surviving Corporation. For purposes of this Section 5.10(b), the portion of any Tax attributable to a taxable year or period beginning before and ending after the Closing Date shall be determined by apportioning the Tax for the entire year or period based upon the number of days in the year or period, except that any such Tax measured by income or receipts shall be apportioned based upon actual results of operations through the end of the Closing Date. Notwithstanding the foregoing, the Shareholder shall not be obligated to reimburse the Surviving Corporation for excess taxes resulting from a decision made, action taken or position taken by Precept unless such decision, action or position was taken to correct a prior decision, action or position which was not in compliance with applicable Tax laws.

                  (2) The Shareholder, the Companies, Precept and the Surviving Corporation shall reasonably cooperate with each other in connection with the filing of Tax Returns pursuant to this Section 5.4 and any audit, litigation, or other proceeding with respect to Taxes of the Companies. Such cooperation shall include the provision of copies, at the requesting party's expense, of records and information relevant to any such Tax Return or proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

         5.5      TAX TREATMENT.

                  (1) From and after the date of this Agreement, none of Precept, Merger Sub, the Companies, or any Shareholder shall take, or cause or permit any of their Affiliates to take, any action that would preclude qualification of the transactions contemplated by this Agreement as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

                  (2) Each of the Companies and Precept shall comply with the reporting requirements of Treasury regulations Section 1.368-3 and shall not take any position on any Tax Return inconsistent with qualification of the transactions contemplated by this Agreement as a reorganization with the meaning of the Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

         5.6 EMPLOYMENT AGREEMENTS. At the Effective Date, DiMarco, Sagarino and Riedel and the Surviving Corporation shall enter into employment agreements (the "EMPLOYMENT AGREEMENTS"), pursuant to the terms of which DiMarco shall be employed as President of the Surviving Corporation, Sagarino shall be employed as Executive Vice President Sales and Marketing of the Surviving Corporation and Riedel shall be employed as Controller of the Surviving Corporation. Each of the Employment Agreements shall provide that the affected employee shall be entitled to participation in stock option plans adopted from time to time by Precept at a level commensurate with the position held by each such employee and on terms generally applicable to those in similar positions throughout Precept's organization.

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


         5.7 ADDITIONAL ACQUISITIONS IN NEW ENGLAND. In addition to salary and any other compensation and payments payable to the Shareholder, the Shareholder's Employment Agreement shall further provide that with respect to each transportation company acquired by Precept or its Affiliates in New England (defined as the states of Maine, New Hampshire, Vermont, Rhode Island, Massachusetts, Connecticut), regardless of whether the Shareholder was involved with such acquisition, from and after the date of Closing hereunder and through and including May 12, 2002 (the "TERMINATION DATE"), the Shareholder shall be paid as a bonus ten percent (10%) of any increase in the pre-tax profit of the acquired company over its base year pre-tax profit as calculated and used by Precept in its acquisition of the acquired company. Any such increase shall be calculated for the period from the date of each such acquisition for consecutive twelve-month periods thereafter through (but never beyond) the Termination Date. For any partial year covered by these provisions, any increase in pre-tax profits of the acquired company will be compared with the same seasonal period in the preceding year of the acquired company so as to accurately reflect the increase in such profits for the period so covered. This bonus shall be due and payable not later than the forty-fifth (45th) day following the close of the twelve-month period to which it relates. Pre-tax profits shall meaning the net earnings before federal, state and local income taxes, and before the payments provided under this subparagraph, but after payment of any commission otherwise payable to Employee under Section 5.8 below. A transportation company shall be deemed to be in New England and therefore subject to these provisions if its base of operations is located in New England, and a transportation company shall be any company operating a personal transportation business as a significant part of its operations or business. It is intended, however, that the bonuses shall be determined by and with respect to the results of operations of the transportation line of business of any acquired company and not with respect to other lines of business that might be so acquired.

         5.8 BONUSES PAYABLE IN STOCK. The bonuses described in Sections 5.7 above shall be payable in Precept Class A Common Stock ("Precept Common Stock"), with the number of such shares to be issued to satisfy such bonuses and commissions determined by using the average closing price of such common stock on the NASDAQ small capitalization market (or, in the event that such shares are not traded on NASDAQ, the highest closing price on any other applicable exchange or market system) for the period of ten (10) trading days immediately preceding the date two days before the date such bonuses and commissions are due. Pre-tax profits of the Companies, the Surviving Corporation and any acquired company shall be determined in accordance with GAAP, as used by Precept and its Affiliates throughout their operations. Pre-tax profits of the Companies, the Surviving Corporation and any acquired company shall be calculated without reference to any general corporate overhead charges [as opposed to specific corporate overhead charges to pay or reimburse Precept or any of their Affiliates (other than Surviving Corporation) for actual costs of personnel, travel, accounting, legal, professional services, computer services, insurance and other similar charges incurred on behalf of the Surviving Corporation] or management fee of Precept or any of its Affiliates. All shares of Precept Common Stock to be issued under Section 5.7 shall be publicly registered as soon as practicable and in any event within thirty (30) days after their issuance, subject to the requirements of SEC Rule 144 and Rule 145 and other applicable requirements of the Securities and Exchange Commission. From and after Closing and as long as transfer of the Precept Common Stock is restricted under SEC Rule 144 or Rule 145, Precept shall maintain its status as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act") and maintain its filings with the SEC (including all filings under Sections 13 and 15(d) of the Exchange Act) so as to satisfy the public information requirements of SEC Rule 144. The Shareholder shall have no right to receive the bonuses in cash. The Shareholder acknowledges that the Shareholder has received a copy of Precept's existing Registration Statement on Form S-4, and that the Shareholder, through his counsel, has access to all public information filings of Precept with the SEC through the date of this Agreement. Precept hereby covenants and agrees to deliver to Shareholder all amendments to Form S-4 and all other SEC filings needed to effect registration of Shareholder's shares issued under this Agreement within thirty
(30) days of Precept's filings of same with the SEC. On the Shareholder's request, copies of any and all such filings will be provided to Shareholder free of charge.

         5.9 COMMISSIONS ON NEW NATIONAL ACCOUNTS. In addition to salary and any other compensation and payments payable to the Shareholder, the Shareholder's Employment Agreement shall further provide that Shareholder will also be entitled to a commission equal to five percent (5%) of gross revenue (excluding only gratuities and out-of-pocket expenses) received by the Surviving Corporation over the period from the date of Closing through May 12, 2004, on all sales to national accounts secured principally through the efforts of Employee (and not necessarily solely through the efforts of Employee) after Closing that are not accounts served by Precept, Ambassador or of their respective affiliates as of the date of closing under the Merger Agreement and Asset Purchase Agreement. National accounts otherwise qualifying under this
Section 5.9 shall not be disqualified for the reason that negotiations with such accounts are or were ongoing at the time of Closing hereunder. Precept and the Companies acknowledge that as of the time of Closing hereunder, negotiations were ongoing with Aetna, Asa, Brown Boveri, ESPN and Lego Systems. These commissions described in this Section 5.9 shall be payable in cash on terms and conditions generally applicable to commissioned salespersons in the Precept organization and in any event no later than the date thirty (30) days after the close of the month in which payment for services rendered to such accounts is received by the Surviving Corporation.

         5.10 SHAREHOLDER GUARANTIES. Precept and the Surviving Corporation jointly and severally agree that they shall each use their respective best efforts to cause the Shareholder to be removed within sixty (60) days after the Closing as a guarantor or obligor of those obligations identified in the Disclosure Schedule as Material Agreements, as and to the extent such Material Agreements constitute and create (a) purchase money debt for vehicles or equipment, (b) indebtedness for borrowed money or contractual lease obligations or (c) trade credit. Such removal may be by any commercially prudent means in the discretion of Precept and the Surviving Corporation, whether by execution of an assumption agreement, payment of the underlying indebtedness or otherwise. Precept and the Surviving Corporation shall indemnify, defend and hold the Shareholder harmless from any such guaranties, debts, obligations and liabilities, including all costs of collection, attorneys' fees and other expenses paid or incurred by Shareholder with respect to all such assumed liabilities; provided, that Precept and the Surviving Corporation shall not have any obligation under this Section with respect to any undisclosed debts, obligations or liabilities in breach of the representations of the Companies or the Shareholder contained herein.

         5.11 CLOSING DELIVERIES FROM THE COMPANIES AND SHAREHOLDER. At the Closing the Companies and the Shareholder shall have performed and complied with all the covenants and agreements and satisfied the conditions required by this Agreement to be performed, complied with or satisfied by them in all material respects at or prior to the Closing Date, including without limitation the delivery to Merger Sub and Precept of all items required to be delivered by them as provided below:

         a. Employment Agreement substantially in the form of Exhibit A hereto executed by and between Merger Sub and DiMarco;

         b. Employment Agreement substantially in the form of Exhibit B hereto executed by and between Merger Sub and Sagarino;

         c. Employment Agreement substantially in the form of Exhibit C hereto executed by and between Merger Sub and Riedel;

         d. Confidentiality and Noncompetition Agreement substantially in the form of Exhibit D hereto executed by and among Precept, the Companies and the Shareholder;

         e. Affiliate Agreement substantially in the form of Exhibit E hereto executed by and between Merger Sub and each Shareholder;

         f. Closing Certificate substantially in the form of Exhibit F hereto executed by and between Shareholder and the Companies;

         g. Secretary's Certificate substantially in the form of Exhibit G hereto executed by the secretary and chief executive officer of the Companies;

         h. Stock power endorsed in blank from each Shareholder with respect to the Escrowed Shares;

         i. If and to the extent requested by Precept or Merger Sub, each director and officer of the Companies will deliver to Precept or Merger Sub a written resignation;

         j. The Companies and the Shareholder will deliver to Precept and Merger Sub a legal opinion of their counsel satisfactory in form and substance to Precept, Merger Sub and its legal counsel.

         k. The Companies and the Shareholder will deliver to Precept and Merger Sub a certificate of the Secretaries of the Companies certifying that the board and shareholder resolutions of the
              Companies approving the transactions contemplated hereby including, but not limited to, the Mergers, in accordance with the laws of the State of Connecticut, the certificate of incorporation and the bylaws of the Companies.

         l. The Companies and the Shareholder will deliver to Precept and Merger Sub a certificate of the Secretaries of the Companies certifying the incumbency and signatures of the officers of the Companies signing the Transaction Documents.

         m. The Companies and the Shareholder will deliver to Precept and Merger Sub a certificate of the Secretaries of the Companies certifying the completeness and accuracy of the Articles of Incorporation and Bylaws of the Companies.

         n. The Companies and the Shareholder will deliver to Precept and Merger Sub certificates of appropriate governmental authorities as to the existence and good standing of the Companies of the continuing validity of the permits of the Companies.

         5.11 CLOSING DELIVERIES FROM PRECEPT AND MERGER SUB. At the Closing Precept and Merger Sub shall have performed and complied with all the covenants and agreements and satisfied the conditions required by this Agreement to be performed, complied with or satisfied by them in all material respects at or prior to the Closing Date, including without limitation the delivery to the Companies and Shareholder of all items required to be delivered by them as provided below:

         a. Subject to Section 6.7 below, Precept will deliver (or cause to be delivered) to each Shareholder a stock certificate representing the Precept Common Stock to be delivered to the respective Shareholder at Closing, together with such cash as the respective Shareholder shall be entitled to receive in the Mergers;

         b. Employment Agreement substantially in the form of Exhibit A hereto executed by and between Merger Sub and DiMarco;

         c. Employment Agreement substantially in the form of Exhibit B hereto executed by and between Merger Sub and Sagarino;

         d. Employment Agreement substantially in the form of Exhibit C hereto executed by and between Merger Sub and Riedel;

         e. Confidentiality and Noncompetition Agreement substantially in the form of Exhibit D hereto executed by and between Merger Sub and each of the Shareholder;

         f. Affiliate Agreement substantially in the form of Exhibit E hereto executed by and between Merger Sub and each Shareholder;

         g. Closing Certificate substantially in the form of Exhibit F hereto executed by and between Precept and Merger Sub;

         h. Secretary's Certificate substantially in the form of Exhibit H hereto executed by the secretary and president of Merger Sub;

         i. Secretary's Certificate substantially in the form of Exhibit I hereto executed by the secretary and president of Precept; and

         j. Precept and Merger Sub will deliver to the Companies and the Shareholder a legal opinion of its counsel satisfactory in form and substance to the Companies and the Shareholder.

         5.12 CLOSING RECONCILIATION OF CASH BALANCES. At the Closing the Companies shall allow Precept and Merger Sub to review the cash balances of the Companies' accounts and to review all checkbooks and other similar evidences of cash balances and uses so as to determine the sources and uses of the Companies' cash since the date of the Latest Balance Sheets, and such review shall be satisfactory to Precept and Merger Sub.

                                   ARTICLE VI.
                             INDEMNIFICATION; ESCROW

         6.1 INDEMNIFICATION OF MERGER SUB AND PRECEPT. The Companies (until the Closing) and the Shareholder (from and after the Closing), jointly and severally, agree to indemnify, defend and hold Precept and Merger Sub, the Surviving Corporation and their respective officers, directors, shareholders, managers, employees, agents and attorneys (each a "PRECEPT PARTY" and collectively, the "PRECEPT PARTIES") harmless from any and all liabilities, obligations, claims, contingencies, damages, costs and expenses, including all court costs and reasonable attorneys' fees (collectively "Losses"), that any Precept Party may suffer or incur as a result of or relating to any and all damages, losses (which shall include any diminution in value), shortages, liabilities (joint or several), payments, obligations, penalties, claims, response costs, litigation, demands, defenses, judgments, suits, proceedings, costs, disbursements or expenses (including, without limitation, fees, disbursements and expenses of attorneys, accountants and other professional advisors and of expert witnesses and costs of investigation and preparation) of any kind or nature whatsoever (collectively, "DAMAGES"), directly or indirectly resulting from, relating to or arising out of:

         (1) any breach of or inaccuracy in any representation or warranty of the Companies or the Shareholder contained in this Agreement (including, without limitation, those representations and warranties contained in Article III) or in any other agreement, instrument, certificate or other document executed by or on behalf of the Companies or the Shareholder at or in contemplation of the Closing pursuant to or in connection with any Transaction Document;

         (2) any breach or non-performance, partial or total, by the Companies or the Shareholder of any covenant or agreement of the Companies or the Shareholder (or any Affiliate thereof or any the Companies or the Shareholder) contained in this Agreement or in any other Transaction Document;

         (3) any liability or obligation, absolute or contingent, known or unknown, of the Companies or the Shareholder arising prior to the Effective Date except as and to the extent set forth and reserved for in the Latest Balance Sheets and except as otherwise disclosed in the Disclosure Schedule, except for liabilities and obligations arising in the ordinary course of business of the Companies after the date of the Latest Balance Sheet;

         (4) any corporate level Tax liability of ALS arising out of and as a result of the termination of its S Corporation election (as distinguished from the Mergers themselves, and as to Tax issues arising from the Mergers, each of the Companies and Shareholder, on the one hand, and each of Precept and the Merger Sub, on the other hand, shall be liable to the other for any breach of their respective reorganization warranties herein and the resulting federal and state income tax liabilities incurred as a result thereof); and

         (5) any and all Losses incurred by the Precept Parties in connection with or arising out of litigation or other proceedings identified in Section 3.13 of the Disclosure Schedule [and any indemnification as to Losses described in this subparagraph (6) shall be made independently of and without regard to the $50,000 deductible "basket" described below, so that first dollar through last dollar of all Losses indemnified against under this subparagraph (5) shall be so covered, and any such covered Losses shall neither add to or subtract from the $50,000 deductible; further, Losses covered under this subparagraph (5) shall not be counted against the maximum amount of Losses covered by this indemnity as set forth below].

THE INDEMNIFICATION PROVIDED IN THIS ARTICLE VI SHALL BE EXPRESSLY APPLICABLE, WITHOUT LIMITATION, TO CLAIMS INVOLVING NEGLIGENCE OF THE COMPANIES OR OF SHAREHOLDER ARISING OR ACCRUED ON OR PRIOR TO THE CLOSING DATE.

It  is  provided  however,  that  the  Precept  Parties  shall  be  entitled  to indemnification hereunder only to the extent such Losses exceed $50,000 individually or in the aggregate, in which case the Companies and the Shareholder shall only be responsible for such indemnified damages in excess of $50,000 in the aggregate; provided, however that any indemnification for Losses or Damages arising as a result of the breach of the environmental representations and warranties set forth in Section 3.26 or the no sale representation and warranties set forth in Section 3.35 shall be made independently of and without regard to the $50,000 deductible "basket" described above, so that first dollar through last dollar of all Losses indemnified against shall be so covered, and any such covered Losses shall neither add to or subtract from the $50,000 deductible; further, Losses as a result of the breach of the environmental representations and warranties set forth in Section 3.26 or the no sale representations and warranties set forth in Section 3.35 shall not be counted against the maximum amount of Losses covered by this indemnity as set forth below]. Notwithstanding the foregoing, indemnification for Losses arising from uncollectability of any account receivable of the Companies shall be subject to the foregoing floor. It is further provided that in the event that any matter otherwise covered by indemnification obligations hereunder shall also be covered by any valid and subsisting policy of insurance issued by a licensed insurance carrier or carriers, the Precept Parties shall look to such insurance first as the source of indemnity prior to looking to the Indemnifying Parties and their obligations hereunder. Notwithstanding such duty to look first to insurance, the Precept Parties may make a Claim for indemnity and thereby perfect their rights to indemnity from the Companies and the Shareholder while the insurance carrier is proceeding with a defense of the related insurance claim. The Escrow Fund (as hereinafter defined) shall first be used to satisfy any indemnification obligations of the Shareholder under this Section 6.1. The Shareholder may then, at his option, satisfy or all of its indemnification obligations required pursuant to this Article VI by returning shares of Precept Common Stock, if any, issued to him pursuant to the terms of this Agreement to Precept. For purposes of the foregoing sentence, the shares of Precept Common Stock so returned shall be valued at the average closing price of the shares of Precept Common Stock as reported on NASDAQ (or, in the event that such shares are not traded on NASDAQ, the highest closing price on any other applicable exchange or market system) for the period of ten (10) trading days immediately preceding the date such return is made. Notwithstanding anything to the contrary contained herein, neither any Precept Party nor the Shareholder shall cancel or surrender any shares of the Precept Common Stock to such an extent so as to alter the intended tax treatment of the mergers as forward subsidiary mergers under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

         To the extent that any Precept Party recovers indemnifiable damages pursuant to this Article VI in respect of uncollected receivables of the Companies, such Precept Party shall assign to the Shareholder its rights to such uncollected receivables. Notwithstanding anything to the foregoing to the contrary, Losses to be indemnified pursuant to this Section 6.1 shall be net of the dollar value of any economic benefit received by any Precept Party as a result of a condition, event or occurrence indemnified hereunder, including, without limitation, receipt of insurance proceeds. It is understood that tax benefits shall not be considered economic benefits hereunder, as recovery of indemnifiable damages hereunder will negate any such tax benefit. To the extent the Shareholder has made indemnification payments hereunder, the Shareholder shall be subrogated to rights of Precept or the Surviving Corporation under any applicable insurance coverages; provided that the Surviving Corporation and/or Precept have first right to be made whole under such policies.

         The maximum amount of aggregate Losses for which the Precept Parties shall be entitled to indemnification hereunder shall be $3,025,000; provided, however, that this maximum aggregate amount of covered Losses shall not apply to any fraud, intentional misrepresentation or other intentional wrongdoing of the Companies or of Shareholder.

         6.2 INDEMNIFICATION OF THE COMPANIES AND THE SHAREHOLDER. Precept and the Surviving Corporation hereby agree jointly and severally to indemnify, defend and hold the Shareholder and his agents and attorneys and their respective heirs, successors and assigns (each a "SELLER PARTY" and collectively, the "SELLER PARTIES") harmless from any and all Losses that any Seller Party may suffer or incur as a result of or relating to a breach of any agreement, representation, warranty or covenant, made by Precept or by Merger Sub in this Agreement or pursuant hereto, or in any exhibit, Disclosure Schedule or certificate delivered hereunder or in any document required to be delivered pursuant to any Transaction Document by Precept or the Merger Sub.

         6.3 NOTIFICATION OF CLAIM. Any Persons seeking indemnification under this Article VI (collectively, "INDEMNIFIED PARTIES") shall promptly give notice to the Persons to provide indemnification (collectively, the "INDEMNIFYING PARTIES") of any Losses or claims as to which they assert a right to indemnification (a "CLAIM"), and within thirty (30) days thereafter, further notify the Indemnifying Parties of the details of such Claim and the amount thereof; provided, however, that the failure to give such notification shall not relieve the Indemnifying Parties from any liability that they may have pursuant to the provisions of this Article VI as long as the failure to give such notice within such time is not prejudicial to the Indemnifying Parties. Notice to one of the Indemnifying Parties for the purpose of this Section 6.3 shall mean the filing with or the service upon the Indemnifying Parties of any legal action, receipt of any claim in writing or similar form of actual notice.

         6.4 DEFENSE AND SETTLEMENT OF CLAIMS. If any Claim by one of the Indemnified Parties arises out of a claim by a Person other than one of the Indemnified Parties, the Indemnified Parties will promptly give notice to the Indemnifying Party (or the Indemnifying Parties) of any such Claim, and thereafter the Indemnifying Parties shall, by written notice, undertake to conduct any proceedings or negotiations in connection therewith and take such actions as are necessary and appropriate to defend the Indemnified Parties and take all other steps or proceedings to settle or contest such claim, including, without limitation, the employment of counsel; provided, however, that the Shareholder (or the Companies, if applicable) shall not enter into any agreement in compromise or settlement of any claim that could affect the Taxes attributable to any taxable period of the Companies beginning on or after the Closing Date without the prior written consent of Precept or Merger Sub, which consent shall not be unreasonably withheld or delayed; provided further that the Indemnifying Parties shall reasonably consider the advice of the Indemnified Parties as to the defense and settlement of such claim; and provided further that the Indemnified Parties shall have the right to participate, at their own expense, in such defense. Except as otherwise provided herein, control of such litigation and settlement shall remain with the Indemnifying Parties. The Indemnified Parties shall provide all reasonable cooperation in connection with any such defense by the Indemnifying Parties. Counsel and auditor fees, filing fees and court fees of all proceedings, contests or suits with respect to any such claim shall be borne by the Indemnifying Parties. If any Claim for indemnification by Precept or Merger Sub arises out of a Claim by Precept or Merger Sub and not a third party, then Precept or Merger Sub shall be entitled to immediate indemnification hereunder. The provisions of this Section 6.4 shall not apply to Claims relating to Losses arising from any breach or alleged breach of any of the representations and warranties given under Sections 3.26 and 3.35 hereof, and as to any such breach or alleged breach, the Indemnified Party or Parties affected shall conduct and control the defense and any settlement negotiations with counsel reasonably satisfactory to the Indemnifying Party at its or their own expense until such time as there is a final non-appealable award of an arbitrator or arbitration panel or any final non-appealable judgment or order from a court of competent jurisdiction for Damages relating to breach, negligence or other liability of the Indemnifying Party or Parties, at which time the Indemnifying Party or Parties shall pay all related Damages and shall reimburse the Indemnified Party or Parties for all costs, legal fees and all other expenses relating to such Claim incurred up to and through such date of final determination. Any Indemnifying Party shall have the right to participate in any such matter at its own expense.

         6.5 SURVIVAL. All representations and warranties made in or pursuant to this Agreement will survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby through the date which is one (1) year after the Closing Date, and the right to indemnification with respect thereto shall expire on such date (unless there is a Claim made on or prior to such date, in which case the indemnification obligations hereunder as to such Claim shall continue until the final resolution of such Claim). All statements contained in any Schedule to this Agreement will constitute representations and warranties under this Agreement. It is provided, however, that any Claim of any of the Indemnified Parties for fraud, intentional misrepresentation or other intentional wrongdoing by an Indemnifying Party shall not expire by operation of this Section

6.5 or any other provision of this Agreement but shall expire only with the passing of the bar date under the applicable statute of limitations, as such bar date may be extended by any discovery, fraudulent concealment or other similar principle of applicable law.

         6.6 OFFSET. Precept and Merger Sub shall be entitled, but not required, to set off the amount of any Claim or Claims in respect of which Precept Parties are entitled to indemnification against any payments becoming due to the Shareholder (or the Companies, if applicable) pursuant to this Agreement, the Transaction Documents or otherwise. Precept and the Surviving Corporation shall also be entitled, but not required, to cancel Escrow Shares (as defined in Section 6.7 hereof).

         6.7 ESCROW. At the Closing, $500,000 of the Merger Consideration shall be placed in escrow to partially secure the indemnification obligations of the Shareholder under Section 6.1. 53,709 shares of Precept Common Stock to be issued to the Shareholder at the Closing (the "ESCROW SHARES") shall be issued in the name of the Shareholder and held by Thomas & Self, a Professional Corporation (the "ESCROW AGENT"). At the Closing, One Hundred Sixty Six Thousand Six Hundred Sixty Seven Dollars ($166,667.00) of the cash Merger Consideration, plus interest accrued thereon (the "ESCROW CASH" and, together with the Escrow Shares, the "ESCROW FUNDS") shall be held in an interest-bearing account for the benefit of the Shareholder. Promptly following Closing, the parties shall execute and deliver to Escrow Agent a mutually acceptable Escrow Agreement in accordance with the terms hereof. The Shareholder hereby grants to Precept a security interest in the Escrow Shares to secure Shareholder's obligations to the Precept Parties under Section 6.1 above and, promptly following Closing, Shareholder shall deliver to the Escrow Agent such stock powers to give effect to such grant. Shareholder shall retain his right to vote the Escrow Shares unless and until the same shall be used to satisfy Shareholder's indemnification obligations hereunder.

         Any withdrawals from the Escrow to satisfy any indemnification claims shall be drawn pro rata one-third (1/3) in cash and two-thirds (2/3) in stock.

         The Escrow  Funds shall be retained by Escrow Agent for a period of one
(1) year from the Closing Date (the "ESCROW PERIOD"), subject to the following:

                  (1) On the six month anniversary of the Closing Date, the Escrow Agent shall release from escrow and deliver to the Shareholder an amount of Escrow Funds equal to the difference between Two Hundred Fifty Thousand Dollars ($250,000) and the amount of the Losses, if any, as to which any of the Precept Parties has properly made an unresolved Claim under Section 6.2. The amount, if any, of such Two Hundred Fifty Thousand Dollars ($250,000) retained by the Escrow Agent shall continue to be retained until any such Claims have been resolved. Within five
         (5) business days following resolution of any such Claims, the Escrow Agent shall deliver to the Shareholder that portion of the Two Hundred Fifty Thousand Dollars ($250,000) retained by the Escrow Agent and not required to satisfy such Claims.

                  (2) On the last day of the Escrow Period, the Escrow Agent shall release from escrow and deliver to the Shareholder all of the Escrow Funds less the amount of the Losses, if any, as to which any of the Precept Parties has properly made in good faith an unresolved Claim under Section 6.2. The amount, if any, of such Escrow Funds retained by the Escrow Agent shall continue to be retained until any such Claims have been resolved. Within five (5) business days following resolution of such Claims, he Escrow Agent shall deliver to the Shareholder that portion of the Escrow Funds retained by the Escrow Agent and not required to satisfy such Claims.

                  (3) Any release of Escrow Funds made pursuant to this Section shall be made in Escrow Cash and Escrow Shares, in equal pro rata values. For purposes of such valuation, each share of Precept Common Stock held in escrow shall be valued at the average closing price of the Precept Common Stock on NASDAQ (or, if not traded on NASDAQ, such other market or system where such stock is most frequently traded) for the last ten (10) Trading Days immediately preceding such release.

         The Escrow Agent shall hold and safeguard the Escrow Funds, shall invest the Escrow Cash in a manner approved in writing by the parties, shall treat such Escrow Funds as a trust fund in accordance with the terms of this Agreement and not as the property of Precept, and shall hold and dispose of the Escrow Funds solely in accordance with the terms hereof.

         Any shares of Precept Common Stock or other equity securities issued or distributed by Precept (including shares issued upon a stock split) (the "NEW SHARES") in respect of Escrow Shares that have not been released to the Shareholder shall be added to the Escrow Shares and become a part thereof. New Shares issued in respect of Escrow Shares that have been released shall not be added to the Escrow Shares, but shall be distributed to the holders thereof. When and if cash dividends on Escrow Shares shall be declared and paid, they shall not be added to the Escrow Shares but shall be paid to the holders thereof.

         The Escrow Agent agrees to serve as Escrow Agent without fee, except that Precept agrees to reimburse the Escrow Agent for the Escrow Agent's reasonable fees and other expenses (including reasonable attorney's fees) incurred by the Escrow Agent in connection with services required hereunder or on account of disputes between Precept and the Shareholder. Precept and the Merger Sub, jointly and severally, shall indemnify and hold harmless the Escrow Agent against and in respect of any and all claims, suits, actions, proceedings (formal and informal), investigations, judgments, deficiencies, damages, settlements, liabilities, and legal and other expenses (including reasonable legal fees and expenses of attorneys chosen by the Escrow Agent) as and when incurred, arising out of or based upon any act, omission, alleged act, or alleged omission by the Escrow Agent or any other cause, in any case in connection with the acceptance of, or the performance or non-performance by the Escrow Agent of, any of the Escrow Agent's duties under this Agreement, except as the result of the Escrow Agent's intentional misconduct or gross negligence as finally determined by a court of competent jurisdiction. Except in cases of the Escrow Agent's bad faith or gross negligence, the Escrow Agent shall be fully protected by acting in reliance upon any notice, advice, direction or other document in accordance with the provisions hereof, in connection with this Agreement, or in connection with the Escrow Agent's duties under this Agreement, has been duly authorized so to do, or by acting or failing to act in good faith on the advice of any counsel retained by the Escrow Agent. The Escrow Agent shall not be liable for any mistake of fact or of law or any error of judgment, or for any act or any omission, except as a result of the Escrow Agent's intentional misconduct or gross negligence as finally determined by a court of competent jurisdiction.

         The Escrow Agent shall have no duties or responsibilities except those expressly set forth herein. The Escrow Agent shall not be bound by any waiver, modification, amendment, termination, cancellation or revision of this Agreement, unless in writing and signed by the Escrow Agent, Precept and the Shareholder. The Escrow Agent shall not be bound by any assignment by any party hereto of its rights hereunder unless the Escrow Agent shall have received written notice thereof from the assignor. The Escrow Agent shall perform any acts ordered by a court of competent jurisdiction.

         If the Escrow Agent shall be uncertain as to the Escrow Agent's duties or rights hereunder, or shall receive any notice, advice, direction or other document from any other party with respect to the Escrow Amount which, in he Escrow Agent's opinion, is in conflict with any of the provisions of this Agreement, or shall be advised that a dispute has arisen with respect to the payment, ownership or right of possession of the Escrow Amount or any part thereof (or as to the delivery, non-delivery or content of any notice, advice, direction or other document), the Escrow Agent shall be entitled, without liability to anyone, to refrain from taking any action other than to use the Escrow Agent's reasonable efforts to keep safely the Escrow Amount until the Escrow Agent shall be directed otherwise in writing by all other parties hereto or by an order, decree or judgment of a court of competent jurisdiction which has been finally affirmed on appeal or which by lapse of time or otherwise is no longer subject to appeal, but the Escrow Agent shall be under no duty to institute or to defend any proceeding, although the Escrow Agent may, in the Escrow Agent's discretion and at the expense of Precept, institute or defend such proceedings. The parties hereto authorize the Escrow Agent, if the Escrow Agent is threatened with litigation or is sued, to interplead all interested parties in any court of competent jurisdiction and to deposit the Escrow Amount with the clerk of that court.

         If the Escrow Agent shall be unable to act or shall resign as Escrow Agent hereunder, the successor escrow agent shall be such escrow agent as shall be mutually agreed upon by the parties. The Escrow Agent may at any time give written notice of its resignation to the other parties hereto, which resignation shall be effective upon successor escrow agent selected by the parties becoming the Escrow Agent hereunder. The Escrow Agent's responsibilities and liabilities hereunder, except as a result of the Escrow Agent's own intentional misconduct or gross negligence, will terminate upon the delivery by the Escrow Agent of all the Escrow Amount under any provision of this Agreement.

         6.8 NO CLAIMS BY THE SHAREHOLDER AGAINST THE COMPANIES. The parties acknowledge that inasmuch as the Companies will be a wholly-owned subsidiary of Precept after the Closing Date, in the event that Precept and Merger Sub makes a claim for indemnification against the Shareholder pursuant to this Article VI, the Shareholder shall have no right to make any claim, cross claim or
counterclaim  against  the  Companies  for   indemnification,   contribution  or
otherwise.

                                  ARTICLE VII.
                                  MISCELLANEOUS

         7.1 NOTICES. All notices that are required or may be given pursuant to this Agreement must be in writing and delivered personally, by a recognized courier service, by a recognized overnight delivery service, by facsimile or by registered or certified mail, postage prepaid, to the parties at the following addresses (or to the attention of such other person or such other address as any party may provide to the other parties by notice in accordance with this Section 7.1):

         If to Precept or Merger Sub:   Precept Business Services, Inc.
                                        1909 Woodall Rodgers Freeway, Suite 500
                                        Dallas, Texas 75201
                                        Attention:  General Counsel
                                        Facsimile No. 214/220-1082

         With a copy to:                Thomas & Self, P.C.
                                        5339 Spring Valley Road
                                        Dallas, Texas 75240
                                        Attention: Rudy Beuttenmuller
                                        Facsimile No. 972/991-2121

         If to the Companies:           Ambassador Limousine Service, Inc.
                                        One Riverside Drive
                                        East Hartford, Connecticut 06118
                                        Attention: Stephen A. DiMarco, President
                                        Facsimile No.  860-895-5467

         With a copy to:                Robert Martino, Esq.
                                        Updike, Kelly & Spellacy
                                        One State Street
                                        Hartford, Connecticut 06123-1277
                                        Facsimile No.  860-5482680

         If to DiMarco:                 Stephen A. DiMarco
                                        Ambassador Limousine Service, Inc.
                                        One Riverside Drive
                                        Hartford , Connecticut 061118
                                        Facsimile No.  860-895-5467

         Any such notice or other communication will be deemed to have been given and received (whether actually received or not) on the day it is personally delivered or delivered by courier or nationally recognized overnight delivery service or by facsimile or, if mailed, when actually received.

         7.2 EXPENSES. Precept, Merger Sub, and each Shareholder will each bear their own respective costs and expenses in connection with the transactions contemplated by this Agreement. The fees of West Worldwide Industries in connection with this transaction will be paid from the cash portion of the Merger Consideration. The Shareholder shall bear any costs, expenses or fees payable to any financial advisors, attorneys, accountants or other representatives retained by the Companies or the Shareholder on their behalf and on behalf of the Companies with regard to the transactions contemplated by this Agreement. Precept, Merger Sub and their Affiliates shall bear any costs, expenses or fees payable to any financial advisors, attorneys, accountants or other representatives retained by Precept, Merger Sub or their Affiliates with regard to the transaction contemplated by this Agreement. If attorneys', accountants' or financial advisors' fees or other fees or costs are incurred to secure performance of any obligations under this Agreement or any agreement contemplated hereby, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys' fees and costs incurred in connection therewith.

         7.3 FURTHER ASSURANCES. Each party agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

         7.4 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned or delegated by the Companies, the Shareholder or Merger Sub, without the prior written consent of the other parties hereto; except that Merger Sub may assign its rights and obligations under this Agreement to any direct or indirect subsidiary of Precept (provided that Merger Sub shall remain obligated to perform Merger Sub's obligations hereunder) and except that the rights of the Shareholder shall inure to the benefit of his executors, administrators and beneficiaries. This Agreement is not intended to confer any rights or benefits to any Person (including without limitation any employees of the Companies) other than the parties hereto.

         7.5 ENTIRE AGREEMENT. This Agreement, the other Transaction Documents, and the documents contained as Exhibits and Disclosure Schedule hereto contain the entire understanding of the parties relating to the subject matter hereof and supersede all prior written or oral and all contemporaneous oral agreements and understandings relating to the subject matter hereof. This Agreement cannot be modified or amended except in writing signed by the party against whom enforcement is sought. The Exhibits and the Disclosure Schedule to this Agreement are hereby incorporated by reference into and made a part of this Agreement for all purposes.

         7.6 SEVERABILITY. If any provision of this Agreement is declared or found to be illegal, unenforceable or void, in whole or in part, then the parties will be relieved of all obligations arising under such provision, but only to the extent it is illegal, unenforceable or void. The intent and agreement of the parties to this Agreement is that this Agreement will be deemed amended by modifying any such illegal, unenforceable or void provision to the extent necessary to make it legal and enforceable while preserving its intent, or if that is not possible, by substituting another provision that is legal and enforceable and achieves the same objectives as the provisions. Notwithstanding the foregoing, if the remainder of this Agreement will not be affected by such declaration or finding and is capable of substantial performance, then each provision not so affected will be enforced to the extent permitted by law.

         7.7 GOVERNING LAW. This Agreement will be governed by and construed and interpreted in accordance with the substantive laws of the State of Texas, without giving effect to any conflicts of law rule or principle that might require the application of the laws of another jurisdiction.

         7.8   INTERPRETATION.  When used in  this  Agreement,   the  masculine,
feminine or neuter gender and the singular or plural number shall each be deemed to include the others whenever the context so indicates or permits.

         7.9 COUNTERPARTS; FACSIMILE SIGNATURES. One or more counterparts of this Agreement may be delivered by facsimile transmission, with the intention that they shall have the same effect as an original counterpart hereof. This Agreement may be executed by the parties on one or more counterparts, all of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

         7.10 HEADINGS. The section headings contained in this Agreement are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

         7.11 CONSTRUCTION. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

         7.12 ADJUSTMENT OF MERGER CONSIDERATION, MAKE-WHOLE SHARES, ETC.. In the event that, subsequent to the date of this Agreement, the outstanding shares of Precept Common Stock shall have been changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, split, combination, exchange, recapitalization or other similar transaction, the number of shares and share prices described in this Agreement shall be appropriately adjusted.

         7.13  ARBITRATION PROCEEDINGS.

         (a) Negotiation Period. Any dispute, controversy or claim arising out of or relating to this Agreement, or any alleged breach hereof, will be subject to binding arbitration in accordance with this Section 7.14. If such a dispute, controversy or claim exists, the parties shall attempt for a 30-day period (the "Negotiation Period") from the date any party gives any one or more of the other patties notice (a "Dispute Notice") pursuant to this Section, to negotiate in good faith, a resolution of the dispute. The Dispute Notice shall set forth with specificity the basis of the dispute. During the Negotiation Period, representatives of each party involved in the dispute who have authority to settle the dispute shall meet at mutually convenient times and places and use their best efforts to resolve the dispute.

         (b) Commencement of Arbitration. If a resolution is not reached by the parties prior to the end of the Negotiation Period, either party may provide a written request to the American Arbitration Association within ten (10) days from the end of such period requesting the selection of three (3) arbitrators (the "Panel") to arbitrate the parties' respective rights and obligations with respect to the matter or matters set forth in the Dispute Notice. Each arbitrator on the Panel shall be experienced in the arbitration of complex commercial disputes.

         (c) Discovery. Each party to an arbitration shall be entitled to such discovery as the Panel shall determine is appropriate.

         (d) Expenses of Arbitrators. The expenses of the Panel shall be paid by the party that does not substantially prevail on the merits in the arbitration (as determined by the award of the Panel).

         (e) Location of Arbitration. The arbitration shall take place in Boston, Massachusetts.

         (f) AAA Rules. Except as expressly provided in this Section 7.14, the arbitration shall be conducted in accordance with the Commercial Rules of the American Arbitration Association as then in effect.

         (g) Fees and Expenses. The party that substantially prevails on the merits of the arbitration (as determined by the Panel) shall be entitled to reasonable attorneys' fees, costs, expenses and necessary disbursements in addition to any other relief to which such party may be entitled.

         (h) Injunctive and Other Equitable Relief; Relief from Courts to Enforce Arbitration Award. The provisions of this Section 7.13 shall not be construed to prohibit or preclude any party from seeking injunctive or equitable relief from any court having personal and subject matter jurisdiction pending the outcome of any arbitration proceedings hereunder, nor from seeking such judgments, injunctions, writs and other relief from any such Court in aid of any award or decision reached through arbitration hereunder.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.


PRECEPT:                                    MERGER SUB:

PRECEPT BUSINESS SERVICES, INC.             PRECEPT TRANSPORTATION OF NEW
                                            ENGLAND,  INC., a Texas corporation

By:                                         By:
   ----------------------------------          ---------------------------------
   Douglas R. Deason                           Ronald P. Sorci
   Its President                               Its Chief Executive Officer




ALS:                                        ATS:

AMBASSADOR LIMOUSINE                        AMBASSADOR TRANSPORTATION
SERVICES, INC.                              SERVICES, INC., A CONNECTICUT
A Connecticut corporation                   CORPORATION

By:                                         By:
   ----------------------------------          ---------------------------------
   Stephen A. DiMarco                          Stephen A. DiMarco
      Its President                            Its President

                                            SHAREHOLDER:


                                            ------------------------------------
                                            STEPHEN A. DIMARCO

                                                                       EXHIBIT B



                               AFFILIATE AGREEMENT

         THIS AFFILIATE AGREEMENT (this "Agreement"), dated May 12, 1999, is by and among PRECEPT BUSINESS SERVICES, INC., a Texas corporation ("Parent"), PRECEPT TRANSPORTATION OF NEW ENGLAND, INC., a Texas corporation ("Acquiror"); AMBASSADOR LIMOUSINE SERVICES, INC., a Connecticut corporation (the "ALS"); AMBASSADOR TRANSPORTATION SERVICES, INC., a Connecticut corporation ("ATS") (ALS and ATS are hereinafter collectively referred to as the "Company") and STEPHEN
A. DIMARCO, an individual resident of Glastonbury, Connecticut ("Shareholder").

                                    RECITALS

         WHEREAS, Parent, Acquiror, the Company and Shareholder propose to enter into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Acquiror will acquire the business of the Company;

         WHEREAS, pursuant to the Merger Agreement, ___________ shares of Parent's Class A Common Stock, par value $0.01, will be issued to the Shareholder in exchange for their respective shares of the Company;

         WHEREAS, the execution and delivery of this Agreement by Shareholder, Parent and Acquiror is a material inducement to Parent, Acquiror and Shareholder to enter into the Merger Agreement; and

         WHEREAS, Shareholder has been advised that such Shareholder may be deemed to be an "affiliate" of Company, as the term "affiliate" is used (i) for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") and (ii) in the Commission's Accounting Series Releases 130 and 135, as amended, although nothing contained herein shall be construed as an admission by any Shareholder that such Shareholder is in fact an affiliate of the Company.

                                    AGREEMENT

        NOW, THEREFORE, intending to be legally bound, the parties hereby agree as follows:

         1. Acknowledgments by Shareholder. Shareholder acknowledges and agrees that the representations, warranties and covenants by Shareholder set forth in the Merger Agreement and herein will be relied upon by Parent, Company, and their respective counsel and accounting firms, and that substantial losses and damages may be incurred by these persons if Shareholder's representations, warranties or covenants are breached. Shareholder has carefully read this Agreement and the Merger Agreement and has discussed the requirements of this Agreement with each of his professional advisors, who are qualified to advise him with regard to such matters.

         2.  Acknowledgments  By  Parent  and  Acquiror.   Parent  and  Acquiror
acknowledge and agree that the representations, warranties and covenants by Parent and Acquiror set forth in the Merger

Agreement will be relied upon by the Company and Shareholder and their respective counsel and accounting firms and that substantial losses and damages may be incurred by these persons if Parent's and/or Acquiror's representations, warranties or covenants are breached. Parent and Acquiror have carefully read this Agreement and the Merger Agreement and have discussed the requirements of this Agreement with Parent's and Acquiror's professional advisors, who are qualified to advise Parent and Acquiror with regard to such matters.

         3. Compliance with Rule 145 and the Act.

         (a) Shareholder has been advised that the issuance of shares of Parent Common Stock in connection with the Merger Agreement may be subject to the restrictions set forth in Rule 145 of the Securities Act of 1933, as amended (the "Act"), unless otherwise transferred pursuant to an effective registration statement under the Act or an appropriate exemption from registration, and (ii) Shareholder are, prior to the Closing (as defined in the Merger Agreement), affiliates of the Company. Shareholder accordingly agrees not to sell, transfer or otherwise dispose of the shares of Parent Common Stock issued to each Shareholder pursuant to the Merger Agreement unless (i) such sale, transfer or other disposition is made in conformity with the requirements of Rule 145 promulgated under the Act, or (ii) Shareholder delivers to Parent a written opinion of counsel, reasonably acceptable to Parent in form and substance, that such sale, transfer or other disposition is otherwise exempt from registration under the Act.

         (b) Parent will give stop transfer instructions to its transfer agent with respect to the Parent Common Stock received by Shareholder pursuant to the Merger Agreement, and there will be placed on the certificate representing such Parent Common Stock, or any substitutions therefor, a legend stating in substance:

         "THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD, PLEDGED, EXCHANGED, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED AND THE OTHER CONDITIONS SPECIFIED IN THAT CERTAIN AFFILIATE AGREEMENT DATED AS OF MAY 12, 1999 AMONG PRECEPT BUSINESS SERVICES, INC., PRECEPT TRANSPORTATION OF NEW ENGLAND, INC., AMBASSADOR LIMOUSINE SERVICES, INC., AMBASSADOR TRANSPORTATION SERVICES, INC., AND THE SHAREHOLDER, A COPY OF WHICH AFFILIATE AGREEMENT MAY BE INSPECTED BY THE HOLDER OF THIS CERTIFICATE AT THE PRINCIPAL OFFICES OF THE ISSUER OF THE SHARES REPRESENTED BY THIS CERTIFICATE."

The legend set forth above shall be removed (by delivery of a substitute certificate without such legend) and Parent shall so instruct its transfer agent, if such Shareholder sells some or all such shares pursuant to an effective registration statement under the Act or delivers to Parent (i) satisfactory written evidence that the shares have been sold in compliance with Rule 145 (in which case, the substitute certificate will be issued in the name of the transferee), or (ii) an opinion of counsel, in form and substance reasonably satisfactory to Parent, to the effect that public sale of the shares by the holder thereof is no longer subject to Rule 145.

         4.  Miscellaneous.

         (a) For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

         (b) This Agreement shall be enforceable by, and shall inure to the benefit of and be binding upon, the parties hereto and their respective successors and assigns. As used herein, the term "successors and assigns" shall mean, where the context so permits, heirs, executors, administrators, trustees and successor trustees, and personal and other representatives.

         (c) This Agreement shall be governed by and construed, interpreted and enforced in accordance with the internal laws of the State of Texas, without resort to the conflict of law principles of such state.

         (d) If a court of competent jurisdiction determines that any provision of this Agreement is not enforceable or enforceable only if limited in time and/or scope, this Agreement shall continue in full force and effect with such provision stricken or so limited.

         (e) Counsel to and accountants for the parties to the Agreement shall be entitled to rely upon this Agreement as needed.

         (f) This Agreement shall not be modified or amended, or any right hereunder waived or any obligation excused, except by a written agreement signed by both parties.

         Executed as of the date shown on the first page of this Agreement.

                                    PARENT:

                                    PRECEPT BUSINESS SERVICES, INC.


                                    By: _____________________________________
                                            Douglas R. Deason, President

                                    ACQUIROR:

                                    PRECEPT TRANSPORTATION OF NEW ENGLAND, INC.


                                    By: ________________________________________
                                        Ronald P. Sorci, Chief Executive Officer


                                    THE COMPANY:

                                    AMBASSADOR LIMOUSINE SERVICES, INC.


                                    By: ________________________________________
                                            Stephen A. DiMarco, President

                                    AMBASSADOR TRANSPORTATIOHN SERVICES, INC.


                                    By:
                                       -----------------------------------------
                                       Stephen A. DiMarco, President

                                    SHAREHOLDER:

                                    ------------------------------------
                                    STEPHEN A . DIMARCO